P.E.
12-31-03


STRATEGIC POSITIONING
FOR GROWTH

APR 29 2004 ARS

SIRENZA MICRODEVICES INC

ANNUAL REPORT 2003

Sirenza Microdevices: Leading Designer and Supplier of High-Performance Radio Frequency Components for Communications Equipment Manufacturers

Sirenza Microdevices, an ISO 9001:2000-certified supplier (registered by QMI), is a leading designer and supplier of high-performance RF components for wireless and wireline communications equipment manufacturers. Our product lines include amplifiers, power amplifiers, discrete devices, RF signal processing components, signal source products, hi-rel components, and high-performance multi-component modules (MCMs) for transmit and receive applications.

Our vision is to increase stockholder value and exceed customer expectations through the creation of sustainable competitive advantages as the *"RF Component Supplier of Choice"* for commercial and aerospace & defense end markets.



$19.8 $20.7
1999 >
2003
$7.9
$2.2
$11.8
$17.2
$68.6
$54.0
$45.0
$45.2

Net Revenues (In Millions)

Gross Profit (In Millions)

Total Stockholders' Equity (Net Capital Deficiency) (In Millions)

2003 Accomplishments

> Completed the acquisition and integration of the assets of Vari-L Company in May 2003

> Increased stockholder value 185 percent *($1.69 on 1/1/03–$4.81 on 12/31/03)*

> Completed relocation of manufacturing operations and corporate headquarters to Broomfield, Colorado

> Received seven new patents

> Significantly expanded "RF footprint" by adding signal source components and newly introduced amplifier components to industry-leading product portfolio

> Formed Aerospace & Defense business unit to increase its market presence in government, military and space applications

Financial Highlights:

> Revenue growth of 86 percent year-over-year

> Gross margin of 45 percent as reported

> A 25 percent reduction in R&D and SG&A expenses as a percent of sales

> Net loss per share improvement of 46 percent as reported

> Management-adjusted net loss per share improvement of [illegible] percent*

*Management-adjusted net loss is calculated to exclude certain charges that are non-GAAP financial measures including the effects of charges for the amortization of deferred stock compensation, the amortization of acquisition-related intangible assets, GCS impairment charges, restructuring, acquired in-process research and development and/or relocation and related expenses.

(in thousands, except per share data)

For the Years Ended December 31,	2003	2002	2001	2000	1999
Consolidated Statement of Operations Data:					
Net revenues:					
Product revenues	$38,510	$ 20,710	$ 19,821	$ 34,427	$ 17,248
Contract manufacturing revenues	—	—	—	222	817
Total net revenues	38,510	20,710	19,821	34,649	18,065
Cost of revenues:					
Cost of product revenues	21,246	8,749	17,440	14,651	9,996
Amortization of deferred stock compensation	90	138	140	153	140
Total cost of revenues	21,336	8,887	17,580	14,804	10,136
Gross profit	17,174	11,823	2,241	19,845	7,929
Operating expenses:					
Research and development[1]	8,611	6,960	8,752	7,964	2,274
Sales and marketing[2]	6,365	5,043	5,828	5,940	2,951
General and administrative[3]	6,696	4,914	4,435	4,744	2,089
Amortization of deferred stock compensation	541	877	1,258	1,164	148
In-process research and development[4]	—	2,200	—	—	—
Amortization of acquisition related intangible assets[4]	1,213	48	—	—	—
Restructuring and special charges[4]	434	279	2,670	(282)	2,990
Impairment of investment in GCS[4]	—	2,900	—	—	—
Total operating expenses	23,860	23,221	22,943	19,530	10,452
Income (loss) from operations	(6,686)	(11,398)	(20,702)	315	(2,523)
Interest and other income (expense), net	383	893	3,452	2,353	17
Provision for (benefit from) income taxes	(125)	59	2,336	800	48
Net income (loss) applicable to common stockholders	$ (6,178)	$(10,564)	$(19,586)	$ 1,868	$ (2,554)
Accretion of mandatorily redeemable convertible preferred stock	—	—	—	(25,924)	(21,857)
Net income (loss) applicable to common stockholders	$ (6,178)	$(10,564)	$(19,586)	$(24,056)	$(24,411)
Basic and diluted net income (loss) per share applicable to common stockholders	$ (0.19)	$ (0.35)	$ (0.67)	$ (1.09)	$ (1.63)
Shares used to compute basic and diluted net income (loss) per share applicable to common stockholders	32,383	29,856	29,133	22,032	15,000

As of December 31,	2003	2002	2001	2000	1999
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 7,468	$ 12,874	$ 15,208	$ 37,683	$ 10,965
Working capital	15,992	21,923	36,811	52,972	7,746
Total assets	54,132	53,964	64,043	82,306	19,719
Long-term obligations, less current portion	56	143	401	1,010	1,299
Mandatorily redeemable convertible preferred stock	—	—	—	—	38,857
Total stockholders' equity (net capital deficiency)	45,173	44,977	54,013	68,624	(27,912)

1 Exclusive of amortization of deferred stock compensation of $64, $196, $257, $290 and $31 for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively

2 Exclusive of amortization of deferred stock compensation of $173, $262, $279, $301 and $56 for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively

3 Exclusive of amortization of deferred stock compensation of $304, $419, $722, $573 and $61 for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively

4 See Sirenza Notes to Consolidated Financial Statements



MAKING PROGRESS

Dear Stockholders:

Sirenza Microdevices had an eventful and successful year in 2003. Key events included the acquisition and integration of substantially all the assets of Vari-L Company; the full consolidation of our three manufacturing and test operations into our state-of-the-art facility in Broomfield, Colorado; and the opening of our new corporate headquarters in Broomfield. This was indeed a year of transition and growth for Sirenza Microdevices. We made significant progress on our strategic plans and on our *road to profitability* as we expanded our position as a market-leading, global RF component company. It was also a year where we established a solid business base and strengthened our financial, sales and marketing, product development and manufacturing operations to keep pace with our robust revenue growth.

In 2003, we continued our efforts to better understand our end markets in order to more effectively and decisively respond to our customers and to the forces driving our industry. End-market stability and visibility improved throughout the year. We exited 2003 with a sales backlog nearly four times above our year-end 2002 level and at a record quarterly revenue level. Last year our customers shared with us critical factors affecting our end markets and our industry. We saw these same factors as having the potential to dramatically impact Sirenza Microdevices in the near term so we responded to them directly and forcefully. These factors are addressed in detail in the Sales section of this report.

In 2003, we made substantial progress toward realizing our vision of becoming the *RF Component Supplier of Choice* for original equipment manufacturers (OEMs) in wireless and wireline communications markets and in the aerospace & defense end market.

Strategic Overview

In 2004, we intend to extend our efforts and make substantive progress on our previously outlined strategic goals of:

> diversifying worldwide sales,
> sustaining sales to top-tier infrastructure OEMs,
> expanding product depth and breadth in our RF product portfolio, and
> continuing our outstanding progress on product quality and customer support.

We will also focus this year on the additional goals of:

> achieving profitable and cash flow positive operations for fiscal year 2004,
> maintaining our current balance of domestic and international sales while growing our distribution sales channel,
> increasing our Aerospace & Defense business to a range of 10-15 percent of total 2005 sales, and
> improving our gross margins; specific actions to achieve this goal are addressed in the Operations section of this report.

Financial Update

Net revenues for 2003 were $38.5 million, compared with $20.7 million for the prior year. GAAP net loss was $6.2 million, or a loss of $0.19 per basic share, compared with a net loss of $10.6 million, or a loss of $0.35 per basic share, for 2002. Excluding the effects of certain charges[2], Sirenza's management-adjusted net loss for 2003 was $2.0 million, or a loss of $0.06 per basic share. This compared with a management-adjusted net loss of $4.1 million or a loss of $0.14 per basic share for 2002, also excluding the effect of certain charges noted.[2]

At December 31, 2003, Sirenza's total assets were $54.1 million, including cash and cash equivalents, restricted cash, short-term investments and long-term investments of $14.5 million.

Financial Reporting and Corporate Governance

Strong corporate governance is a cornerstone of Sirenza Microdevices' commitment to preserving and enhancing stockholder value. The Board of Directors and management have evaluated our corporate governance policies, and we firmly believe that we have historically followed sound governance principles and policies. Additionally, with the adoption of the Sarbanes-Oxley Act of 2002, we have modified certain policies and practices as appropriate. We are actively working toward our implementation of Sarbanes-Oxley Section 404 requirements and will be fully compliant by the end of 2004. Some highlights of our governance practices include:

> The Audit, Compensation and Nominating Committees of the Board of Directors are comprised entirely of outside directors.
> We have appointed a new director and Audit Committee chairman, Mr. Gil Van Lunsen. Gil brings a wide range of board and audit committee experience and a solid financial background as a retired partner from the accounting firm of KPMG LLP.

2004 Outlook

Our outlook for 2004 is an exciting one; we see this as a defining year for Sirenza Microdevices. We expect to continue our year-over-year revenue growth and continue our focus to return to full-year profitability. We are positioned to successfully achieve our strategic goals and to continue our progress toward building a franchise RF component company. We are confident that we can meet and often exceed our customers' expectations and build stockholder value throughout the year and into 2005.

We appreciate the continued support of our customers, employees, partners and stockholders.

Robert Van Buskirk
President and
Chief Executive Officer

John Ocampo
Chairman of the Board

[2]Management-adjusted net loss is calculated to exclude certain charges that are non-GAAP financial measures including the effects of charges for the amortization of deferred stock compensation, the amortization of acquisition-related intangible assets, GCS impairment charges, restructuring, acquired in-process research and development and/or relocation and related expenses.



INCREASING CAPACITY

2003 was a year of transition for Sirenza. The acquisition of Vari-L provided us with some real opportunities to improve our core cost structure in operations—but the improvements had to be implemented over a very short period of time. In the three months following the acquisition, we consolidated and relocated three different manufacturing and test facilities in Denver, Colorado, Sunnyvale, California and Tempe, Arizona into a single new location in Broomfield, Colorado; we expanded our workforce to meet increasing orders from our customers; and we implemented "best practices" processes from each of our locations in our centralized manufacturing operations. The final result of this company-wide effort is a low-cost, world-class manufacturing capability that will enable us to continue to meet the increasing demands of our customers. Additionally, we continue to explore offshore manufacturing and test capabilities for both our amplifier and signal source product lines.

We have identified several key focus areas for 2004, with a primary focus placed on improvement in our gross margin. Specific actions designed to achieve this improvement include:

> working with our customers to balance accelerated deliveries with pricing,
> selectively transitioning volume production of amplifier and signal source products to lower-cost offshore venues,
> sustaining and extending the factory efficiencies we now have in place in Colorado,
> lowering bill-of-material costs on our integrated circuit (IC) and module products through components selection and purchasing price improvements, and
> introducing new, higher-value products.

All of our functional staff departments have also redefined their organizations during 2003 to better meet our customers' 2004 requirements. By challenging almost everything we do to ensure it is best in class, we have been able to reduce our general and administrative operating expenses as a percent of sales from 24 percent in 2002 to 17 percent in 2003. In many cases, we found that by improving our existing processes, we could operate with smaller staffs. In other cases, we increased our investment in technology to enable our existing staff to be more productive. Our goal for 2004 is to achieve similar improvements in productivity and efficiency in our respective functional areas. The capabilities of every department in the company have been upgraded to ensure they are sufficient to support our future growth.



< Members of our Broomfield Manufacturing Team

"We believe that the combination of low-cost production facilities, coupled with our ability to rapidly increase our capacity in response to growing customer demands, positions us as our customers' RF Component Supplier of Choice."



Charles Bland
Vice President & Chief Operating Officer



RESPONDING DECISIVELY


Europe
30%
United States
40%
Other
4%
Asia
26%

2003 Sales by Region
(Ship-to Basis)



Global Presence
○ Headquarters ○ Design Centers Sales & Customer Support Offices

Sales revenue reached record levels in 2003. While the overall market was level in the early part of the year, demand increased in the second half of the year, and our marketing and selling strategies proved to be effective as we gathered momentum throughout the year. Our key selling strategies in 2003 included:

> **Critical Mass:** OEMs continued to reduce internal resources so we took actions to expand our product offerings, or our "RF footprint," to expand our sales channels and assets, our technologies and our manufacturing capabilities to help OEMs bridge their internal resource shortfall.

> **More From Fewer:** OEMs significantly shrank their supplier base and sourced more components from fewer suppliers in order to achieve cost savings. We again took actions to broaden and deepen our RF component portfolio and to provide superior versatility in products, technologies and communications protocols to help meet global OEM sourcing requirements.

> **Equipment Cost Pressures:** Market forces continued downward pressure on equipment costs and prices, and Sirenza focused on delivering an optimal combination of quality, price and performance. Our improved ability to provide cost savings through component integration, as well as our enhanced capability to "bundle" components for aggregate cost savings, enabled us to support global OEM pricing needs.

> **Global Customer Support:** Technical service has been an important differentiator for Sirenza in the market. Our global sales channels, and in particular our customer-support and technical resources, effectively placed us ahead of our competition in our ability to serve our customers and end markets worldwide. Our applications engineering and sales team provided support to our customers from application concept through volume production.

> **Sales Channels:** A solid balance between direct and distribution sales was achieved in 2003. Strong direct selling provided a clear view of the market with the largest customers. Distribution provided access to a broad customer base where many new, exciting applications are developed.

> **Manufacturing Migration:** For our customers, Asia was the manufacturing site for 33 percent of North America system designs and 20 percent of European system designs. China is the largest manufacturing center, and we foresee continued growth in this region. Sirenza's close coordination with Asian manufacturing companies proved valuable to our worldwide customer base.

"Sirenza is uniquely positioned, we believe, to seize new opportunities in commercial wireless and wireline, aerospace and defense markets. Our products and services adapt and grow as required by our customers. Offering a choice of products, technologies and platforms, Sirenza is an OEMs ideal partner for RF solutions."



Norm Hilgendorf
Vice President, Sales & Marketing



PROVIDING VERSATILITY

Sirenza's RF and microwave component technology and products drive infrastructure customer performance to new levels and enable reliable communications equipment that is modularized and manufacturing efficient. Sirenza products are focused on providing customers high-performance, low-cost and easy-to-use component solutions utilizing technology covering dc to 100 GHz, silicon to indium phosphide (InP), and signal processing ICs to power amplifiers. Our fabless semiconductor business model and established relationships with industry-leading wafer fabs enables us to apply a broad array of semiconductor processes to a variety of RF and microwave component product lines. The best semiconductor technology fit for every application means our products are optimized to meet the most stringent customer requirements for discrete devices, ICs and multi-chip modules.

Last year, we used our industry-leading technology breadth and depth to create or expand our range of outstanding RF component products. New silicon germanium (SiGe) gain blocks with active bias have best–in–class performance and are rugged enough to withstand greater than 1000 volt electrostatic discharge (ESD). Gallium arsenide heterojunction bipolar transistor (GaAs HBT) medium power amplifiers have improved linearity and gain with reduced junction temperatures, resulting in improved product reliability. New indium gallium phosphide (InGaP) gain blocks have outstanding performance along with greater than 1000 volt ESD protection and reduced junction temperatures. Proprietary silicon LDMOS technology drives our high power module products of up to 200 watts and facilitates offshore contract manufacturing of complex high power amplifiers. Expanded silicon-based Voltage-Controlled Oscillator (VCO) and Phase-Lock Loop (PLL) products are giving customers the low phase noise that they require for a wide range of applications. New couplers, mixers, modulators and demodulators, when combined with other Sirenza components, deliver an "RF footprint" that supports almost any transceiver, power amplifier or radio architecture.

We received a number of new patents in 2003 covering a broad range of technology we will use to develop future products. Three new patents described specific circuit techniques for fiber optic transimpedance amplifiers (TIA). When applied using InP technology, we demonstrated a world record TIA with 60 GHz bandwidth, 30 dB gain and 3.6 Kohm transimpedance. Another new patent issued discloses devices fabricated on a new semiconductor material, silicon on silicon carbide or SiSiC. LDMOS devices fabricated on SiSiC should have improved efficiency, saturated power output and linearity along with reduced junction temperatures. Two new patents describe improvements in Sirenza gain blocks. One covers the improved layout of a Darlington amplifier to better distribute the power to avoid hot spots and reduce overall junction temperatures. The other gain block invention is for an improved bias network that reduces signal distortion. In 2004, we will also evaluate SiSiC for high power modules and InP for millimeter-wave applications.

"Sirenza has a long history of being first-to-market with new technology. We pioneered GaAs HBTs for the infrastructure market, and we were first to broadly market SiGe RF components for communication equipment applications. Our RF and microwave component technology and products drive infrastructure customer performance to new levels and enable reliable, high-performance OEM equipment. We expect our world-class engineering will continue this track record of exciting and practical technical innovation in 2004 and beyond."



Joseph Johnson
Vice President & Chief Technology Officer


EXCEEDING EXPECTATIONS

Sirenza's Quality Program

> Quality of Design
> Quality of Supply
> Quality System
  — ISO 9001:2000-certified supplier
> Reliability

In 2002, we launched our Rugged, Reliable and Robust products (3Rs) quality and reliability program. Our objective is to ensure that we meet or exceed customer expectations in all aspects of quality and reliability.

Sirenza products are built to be *rugged* enough to withstand the harsher environments experienced in typical contract manufacturing operations in remote locations throughout the world. Our products are qualified and screened under a battery of high-temperature and humidity conditions. These tests are performed to accelerate the aging of the core devices/components and to enable a confidence level that our products will meet the stated performance over time, which is the definition of the *reliability* element of the 3Rs program. We also verify critical parameters such as a minimum ESD threshold and specific limits in operating junction temperatures (Tj). Our products are *robust* as a result of design and development processes that are thorough and rigorous. The rigors of our 3Rs program are also applied to our supply chain management programs domestically and offshore, as well as our internal and contract manufacturing processes.

We have also launched an extensive process improvement training program for our operations personnel in Broomfield, with the help of a grant from the State of Colorado, utilizing the services of professors from local community colleges. It is a six-month program designed to teach our production line workforce about the principles of process improvement, and then will enable them to take what is learned in the classroom and apply the new tools to daily work tasks through the formation of workgroup process improvement teams. This is also an efficient way for all employees to use the new tools to eliminate "defect, delay, and waste," a key factor in our efforts to reduce costs and improve gross margin. We have also launched a "raise your hand" initiative in conjunction with the training program that promotes communication and recognition of process improvements by all employees in the company. We intend to leverage our process improvement efforts into gross margin improvements with reduced scrap, reduced cycle time, and more efficient work processes.

"Our ultimate goal is to ensure that we meet or exceed the expectations of our customers. Measuring customer satisfaction is a key business metric at Sirenza, and we have seen the results of progress made in the 3Rs program through the positive results we have documented in our customer survey feedback."



Christopher Menicou
Vice President, Quality & Reliability



Corporate Officers

John Ocampo
Chairman of the Board

Robert Van Buskirk
President &
Chief Executive Officer

Charles Bland
Vice President &
Chief Operating Officer

Joseph Johnson
Vice President &
Chief Technology Officer

Thomas Scannell
Vice President, Finance &
Chief Financial Officer

Gerald Quinnell
Executive Vice President,
Business Development

Gerald Hatley
Vice President, Controller &
Chief Accounting Officer

Norman Hilgendorf
Vice President, Sales & Marketing

Susan Krause
Vice President, General Counsel &
Secretary

Guy Krevet
Vice President, Operations

Jacqueline Maidel
Vice President, Human Resources

Christopher Menicou
Vice President,
Quality & Reliability

Susan Ocampo
Treasurer

John Pelose
Vice President &
General Manager,
Amplifier Division

Timothy Schamberger
Vice President &
General Manager,
Signal Source Division

Board of Directors

John Ocampo
Chairman of the Board,
Sirenza Microdevices

Robert Van Buskirk
President &
Chief Executive Officer,
Sirenza Microdevices

John C. Bumgarner, Jr.[2,3]
President, Bumgarner
Asset Management

Peter Y. Chung[1,3]
General Partner,
Summit Partners, L.P.

Casimir Skrzypczak[1,2]
General Partner,
Global Asset Capital

Gil J. Van Lunsen[1,3]
Retired Partner,
KPMG LLP

1 Audit Committee
2 Compensation Committee
3 Nominating Committee

QUARTERLY RESULTS OF OPERATIONS

The following table presents a summary of our consolidated results of operations for our eight most recent quarters ended December 31, 2003. The information for each of these quarters is unaudited and has been prepared on a basis consistent with our audited consolidated financial statements appearing elsewhere in this annual report. This information includes all adjustments, consisting only of normal recurring adjustments, that we considered necessary for a fair presentation of this information when read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this annual report. Results of operations for any quarter are not necessarily indicative of results for any future period.

(in thousands, except per share data)

Three Months Ended	December 31, 2003(3)	September 30, 2003(3)	June 30, 2003(3)	March 31, 2003
Net revenues	$13,295	$10,358	$ 9,058	$ 5,799
Gross profit(2)	5,346	4,608	4,202	3,018
Amortization of deferred stock compensation	127	127	123	164
Amortization of acquisition related intangible assets(1)	431	431	303	48
Restructuring charges(1)	—	—	434	—
Loss from operations	(1,398)	(1,557)	(2,336)	(1,395)
Net loss	(1,237)	(1,476)	(2,181)	(1,284)
Basic and diluted net loss per share	$ (0.04)	$ (0.04)	$ (0.07)	$ (0.04)
Shares used to compute basic and diluted net loss per share	33,866	33,541	32,119	30,008

(in thousands, except per share data)

Three Months Ended	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002
Net revenues	$ 5,771	$ 5,206	$ 4,863	$ 4,870
Gross profit(2)	3,016	2,757	2,891	3,159
Amortization of deferred stock compensation	196	265	208	208
In-process research and development(1)	—	2,200	—	—
Amortization of acquisition related intangible assets(1)	48	—	—	—
Restructuring charges(1)	391	(112)	—	—
Impairment of investment in GCS(1)	2,900	—	—	—
Loss from operations	(5,194)	(3,970)	(1,235)	(999)
Net loss	(5,101)	(3,738)	(973)	(752)
Basic and diluted net loss per share	$ (0.17)	$ (0.13)	$ (0.03)	$ (0.03)
Shares used to compute basic and diluted net loss per share	29,912	29,869	29,862	29,780

(1) See Notes to Consolidated Financial Statements.

(2) In the first, second, third and fourth quarters of 2003, Sirenza sold inventory products that had been previously written-down of approximately $439,000, $394,000, $340,000 and $236,000, respectively. In the first, second, third and fourth quarters of 2002, Sirenza sold inventory products that had been previously written-down of approximately $563,000, $566,000, $726,000 and $716,000, respectively. As the cost basis for previously written-down inventory is less than the original cost basis when such products are sold, cost of revenues associated with the sale is lower, which results in a higher gross margin on that sale. The amounts of previously written-down inventory products that were sold in the first, second, third and fourth quarters of 2003 and 2002 related to a large number of Sirenza's products within many of its product families. Sirenza recorded provisions for excess inventories for these products as a result of a rapidly declining demand for these products due to customer program cancellations. Subsequently, Sirenza began receiving new orders for these products, which were not anticipated at the time Sirenza made the decision to record provisions for excess inventories. Sirenza expects to sell previously written-down inventory products in future periods. See the Sirenza Microdevices, Inc. Notes to Consolidated Financial Statements and "Sirenza's Management's Discussion and Analysis of Financial Condition and Results of Operations" for more details.

(3) As a result of the acquisition of Vari-L in 2003, Sirenza consolidated its manufacturing operations and relocated its corporate headquarters to Broomfield, Colorado. Accordingly, Sirenza recorded relocation and related costs of $661,000, $243,000 and $148,000 in the second, third and fourth quarters, respectively, to move personnel and equipment to Broomfield, Colorado.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We begin Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) with a discussion of Sirenza's overall strategy to give the reader an overview of the goals of our business and the direction in which our business and products are moving. We then follow this with an overview of the critical factors that affect our sales, cost of sales and operating expenses. This is followed by a discussion of the critical accounting estimates that we believe are important to understand the assumptions and judgments incorporated in our reported financial results. In the next section we discuss the results of our operations for 2003 compared to 2002 and for 2002 to 2001. We then provide an analysis of the changes in our balance sheet and cash flows, and discuss our financial commitments in the section entitled "Contractual Obligations." We conclude this MD&A with our business outlook section, discussing our outlook for 2004.

This MD&A should be read in conjunction with the other sections of this annual report, including "Selected Financial Data" and the consolidated financial statements, as well as "Item 1: Business" from our Form 10-K.

Certain statements contained in this MD&A and elsewhere in this report are forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "expect," "anticipate," "intend," "plan," "believe," "estimate," "potential," or "continue," the negative of these terms or other comparable terminology. These statements involve a number of risks and uncertainties. Actual events or results may differ materially from any forward-looking statement as a result of various factors, including those described in our Form 10-K under "Risk Factors."

COMPANY OVERVIEW

We are a designer and supplier of high performance radio frequency (RF) components for commercial wireless and wireline communications and A&D equipment manufacturers. Sirenza products are also used in applications such as cable television set-top boxes, remote meter readers, RF identification readers and wireless video transmitters. The performance of the RF section of this equipment—which is used to process and amplify the high frequency signals that transmit voice or data—has a significant influence on the overall performance of such systems.

We believe a fundamental value we provide to our commercial and A&D customers is derived from our focus on the needs of infrastructure applications, our wide array of highly engineered products in multiple technologies, and our commitment to support our customers worldwide with sales and application engineering support.

We offer a broad line of products that range in complexity from discrete components to integrated circuits and multi-component modules. Our discrete IC and MCM products employ a broad array of semiconductor process technologies which allows us to optimize our products for our customer applications.

Our end markets have gone through a significant downturn in the period from 2001 to 2003. Although we were significantly impacted by this downturn, our sales have increased in each of the last two years, driven by new product introductions, increasing our market share and adding complementary products through our strategic acquisitions of other companies and assets.

We sell our products worldwide through a direct sales force and distributors based in the U.S. and Europe. Our distributors sell our products to a large number of end customers. Sirenza's products are also sold through a worldwide network of independent sales representatives whose orders are fulfilled either by our distributors or by us directly.

We have acquired two companies in the last two years. On September 11, 2002, we acquired Xemod Incorporated, a designer and fabless manufacturer of RF power amplifier modules and components based on patented lateral double-diffused transistor (LDMOS) technology. The acquisition strengthened our product portfolio of RF components by adding high power amplifier module products. We have had limited sales of these products to date.

On May 5, 2003, we acquired substantially all of the assets and assumed specified liabilities of Vari-L Company, Inc., a designer and manufacturer of signal source RF components, couplers, and certain components for the A&D market. This acquisition strengthened our product portfolio by adding RF signal source components while strengthening our presence in the A&D markets. The acquisition of Vari-L added a significant level of net revenue to Sirenza in 2003.

After the acquisition of Vari-L, we relocated our corporate headquarters and consolidated our manufacturing facilities in Broomfield, Colorado, which allowed us to achieve significant operational cost synergies.

Historically, we have utilized a divisional organization structure. The divisions focused on either specific end markets and/or product types. (See Note 14: "Segments of an Enterprise and Related Information" in Notes to our Consolidated Financials Statements for further information on this topic.) Currently we are organized into two product-focused divisions. The two divisions are generally focused on the same end markets and customers and are managed separately in order to better manage the research and development and marketing efforts for particular products. The first of these product divisions is the Amplifier Division and its products are primarily IC-based products such as amplifiers, power amplifiers and discrete components. The second product division is the Signal Source Division, and it features largely MCM-based RF components such as voltage controlled oscillators (VCOs), phase-locked loop synthesizers (PLLs), mixers and signal couplers. We also have a market-focused business unit focused on the A&D market that sells products from both the Amplifier and Signal Source divisions.

REVENUE OVERVIEW

Historically, a significant amount of our net revenues have been derived from a limited number of customers, including our distributors. In the time period from 1999 to 2001 the majority of our net revenues were derived from sales to our distributors and a private label partner. In the period from 2001 to 2003, our customer base expanded significantly. Significant sales and marketing efforts by the company contributed to a majority of our net revenues being derived from a specific set of large wireless infrastructure original equipment manufacturer customers (OEMs) including Andrew, Ericsson, Lucent and their contract manufacturers. This trend was strengthened in 2003 by the acquisition of Vari-L whose customers were also large infrastructure OEMs, including Nokia, Siemens and Motorola. We believe that these larger equipment OEMs, and other global OEM suppliers, will continue to account for a majority of our net revenues during the next two years.

We have grown our net revenues through new products, increased market share and by adding complementary products through strategic acquisitions. We expect to follow this same strategy for 2004 and 2005.

In addition to these strategies, we continue to focus on growing sales to customers in the other wireless, broadband wireline end markets and in A&D markets, through both direct sales and sales through our distribution partners.

Our sales have also shifted in their geographic location. In the period 1999 to 2001 the vast majority of our sales were to the North American region. In the period 2001 through 2003 we broadened our geographic reach so that, by the end of 2003, our sales, on a ship-to basis, were roughly evenly split between Asia, North America and Europe. We anticipate that this balanced geographic mix will continue into 2004 and 2005.

In the 2001 to 2003 timeframe, we had essentially the same group of competitors. For our amplifier products, we most often compete with Agilent, M/A-COM and NEC. The main competitors in our signal source products are Alps, M/A-COM and Mini-Circuits. During this period, we did not see any significant new competitors enter the market, nor have we seen any significant competitors leave the market.

Another significant trend that occurred from 2002 to 2003 is that our OEM customers started to outsource the manufacturing of their equipment to large contract manufacturers (CMs), including Celestica, Flextronics and Solectron. As a result, our sales are now to both these CM and OEM customers. However, our OEM customers dictate the design and often the pricing and delivery of the products sold to their CMs. When we report customer sales in our public announcements, we attribute all sales to the ultimate OEM customer and not the respective CMs.

For our direct sales and sales through our sales representatives, we recognize revenues when the product is shipped, title has transferred, and no further obligations remain. Revenues and the related cost of revenues related to distribution sales are deferred until the distributors sell through the products to their end customers.

Although we have typically not experienced a delay in customer acceptance of our products, should a customer delay acceptance in the future, our policy is to delay revenue recognition until a customer accepts the products.

COST OF REVENUES OVERVIEW

Cost of revenues consists primarily of costs associated with:

1. Wafers from third-party wafer fabs for our IC products,
2. Raw material components from third-party vendors, for both our IC and MCM products,
3. Packaging for our IC products performed by third-party vendors,
4. Assembling and testing our MCM products in our facility,
5. Testing of our IC products in our facility, and
6. Costs associated with procurement, production control, quality assurance, reliability and manufacturing engineering.

For our IC products, we subcontract our wafer manufacturing and packaging and then perform final testing and tape and reel assembly at our Colorado manufacturing facility. For our MCMs and A&D products, we manufacture, assemble and test products at our manufacturing facility in Colorado.

Historically, we have depended upon a limited number of vendors for semiconductor wafers for our IC products. Most, but not all, of these vendors are on multi-year contracts on which pricing is set based on volume. For the packaging of our IC products, we have depended on a small number of packaging vendors for a significant majority of our products. We anticipate we will continue to depend on a limited number of vendors for our wafer and packaging requirements.

We have a wider selection of component vendors to choose from in the manufacture of our MCMs. These suppliers are competitive, and they are striving to reduce costs in this area by offering better volume pricing and delivery terms.

We continue to explore the outsourcing of a larger portion of our manufacturing operations. We intend to increase the level of outsourcing manufacturing operations once unit volumes increase to a level that makes outsourcing economically attractive.

GROSS PROFIT AND MARGIN OVERVIEW

Our gross profit margin can be influenced by a number of factors, including, but not limited to:

1. Product Features

Historically, customers are willing to pay a premium for new or different features or functionality.

2. Product Type
In the markets that we operate in, historically, IC products have yielded a higher margin than MCMs. Practically speaking, this means in periods in which sales of IC products represent a higher percentage of our total net revenues, our gross margin percentages are likely to be higher.

3. Sales Channel
Historically, the gross margin on sales to our large OEM customers has been lower than the gross margin on sales through our distribution channel or sales to some of our smaller direct customers. This is primarily due to the bargaining power attendant with large OEM customers and their higher product volumes.

4. Level of Integration of the Product
Integration is a key R&D approach to higher functionality and more value added for a supplier. Oftentimes, due to competitive pressures, the supplier is asked to share a significant amount of the cost savings from such integration with the customer. As a result, the gross margin from more integrated products can be lower than stand-alone RF components. The benefit for the supplier is higher average selling prices and higher gross profit (versus margin percentage) and the ability to retain the RF component design socket over the longer term.

5. The Efficiency and Effectiveness of Our Manufacturing Operations
Our gross margin for ICs and MCMs is traditionally lower in periods with less volume and higher in periods with high volume. In periods in which volumes are low, our fixed manufacturing overhead costs are allocated to fewer units, thereby decreasing our gross margin when those products are sold. Likewise, in periods in which volumes are high, our fixed manufacturing overhead costs are allocated to more units, thereby increasing the company's gross margin when those products are sold.

6. Provision for Excess Inventories
As discussed in more detail in "Critical Accounting Policies and Estimates," our cost of revenues and gross margins may be negatively influenced by provisions for excess inventories and positively influenced by the sale of previously written-down inventory products. These actions can have material impacts on cost of sales, gross profit and gross margin. For example, in 2001 our gross profits and gross margin were negatively influenced when we recorded provisions for excess inventories of $7.8 million. Conversely, in 2003 our gross profit and gross margin benefited when we sold $1.4 million of previously written-down inventory products.

We believe that each of the above factors will continue to affect our cost of sales, gross profit and gross margin percentage for the foreseeable future. In addition, the interaction of the factors listed above could have a significant period-to-period effect on our cost of sales, gross profit and gross margin.

OPERATING EXPENSE OVERVIEW

Research and development expenses consist primarily of salaries and salary-related expenses for personnel engaged in R&D activities, material costs for prototype and test units and other expenses related to the design, development and testing of our products and, to a lesser extent, fees paid to consultants and outside service providers. We expense all of our R&D costs as they are incurred. Our R&D costs can vary significantly from quarter to quarter depending on the timing and quantities of materials bought for prototype and test units. We consider our investment in new products and technologies to be one of our key competitive advantages. We believe that we must continue to invest at current levels in R&D, as measured in dollars, to maintain this competitive advantage.

We historically have done our R&D in multiple, geographically dispersed sites in North America rather than concentrating in one location. We believe that locating product development at multiple sites allows us to attract key personnel we might not otherwise be able to hire. In addition, we believe that having stand-alone R&D centers allows the personnel there to better concentrate on their development tasks. We will likely continue to do our research and development in multiple R&D centers.

Sales and marketing expenses consist primarily of salaries, commissions and salary-related expenses for personnel engaged in marketing, sales and application engineering functions, as well as costs associated with trade shows, promotional activities, advertising and public relations. We pay commissions to our independent sales representatives when revenues from the associated sale are recognized. The nature of our sales and marketing expenditures has changed significantly over time. In the period 1999 to 2001, we were much more dependent on outside commissioned sales representatives and distributors for our sales. Starting in 2001, we invested in increasing the number of direct sales personnel and adding application engineering support for our customers. In particular, to support our customers, we placed both sales and application engineers in various time zones around the world. We believe that our sales force and application engineers provide us with a key competitive advantage. We intend to maintain our investment in the sales and marketing functions in order to sustain our advantage in this area.

General and administrative expenses consist primarily of salaries and salary-related expenses for executive, finance, accounting, information technology, and human resources personnel, as well as insurance and professional fees. These expenses are in proportion to the processing needs internal to the company and the requirements of being a publicly traded and reporting company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis below of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies require the most significant judgments and estimates to be made in the preparation of our consolidated financial statements. We also have other policies that we consider key accounting policies, such as our policies for revenue recognition, in particular the deferral of revenue on sales to distributors, the valuation of our net deferred tax assets, and amortization of acquisition-related intangible assets. However, these policies currently do not meet the definition of critical accounting estimates, because they do not generally require us to make estimates or judgments that are difficult or subjective.

Non-Marketable Equity Securities. In the first quarter of 2002, we converted an outstanding loan receivable of approximately $1.4 million and invested cash of approximately $6.1 million in Global Communication Semiconductors, Inc. (GCS), a privately held semiconductor foundry, in exchange for 12.5 million shares of GCS, approximately 14% of the shares outstanding at the time. The investment was intended to strengthen our supply chain for InGaP and InP semiconductor technologies. In connection with the investment, our President and CEO joined GCS's seven-member board.

On a quarterly basis we evaluate our investment in GCS to determine if an other than temporary decline in value has occurred. Factors that may cause an other than temporary decline in the value of our investment in GCS would include, but not be limited to, a degradation of the general business environment in which GCS operates, the failure of GCS to achieve certain milestones, a series of operating losses in excess of GCS' then current business plan, the inability of GCS to continue as a going concern, a reduced valuation as determined by a new financing event or some combination of the above. Evaluating each of these factors involves a significant amount of judgment on management's part. If we determine that an other than temporary decline in value has occurred, we will write-down our investment in GCS to fair value. Such a write-down could have a material adverse impact on our consolidated results of operations in the period in which it occurs. For example, in the fourth quarter of 2002, we wrote down the value of our investment in GCS by $2.9 million after determining that GCS' value had experienced an other than temporary decline. Our ultimate ability to realize its investment in GCS in the future may be dependent on the market conditions surrounding the wireless communications industry and the related semiconductor foundry industry, as well as the public markets receptivity to liquidity events such as initial public offerings or mergers and acquisition activities.

Valuation of Goodwill. Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the fair value of the net identified tangible and intangible asset acquired. We perform an annual review in the third quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the recorded goodwill is impaired. Our impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to that reporting unit.

Our fair value approach uses two methods, a discounted future cash flow approach and market value approach. The discounted future cash flow model uses estimates of revenue for the business unit, based on estimates of market segment growth rates, estimated costs, and an estimated appropriate discount rate. These estimates are based on historical data, various internal estimates, and various external market sources of information, and our management's expectations of future trends.

Our market value approach considers our market capitalization and market multiples of revenue for comparable companies in our industry, as determined by management. This information is derived from publicly available sources.

All of these estimates, and to a lesser degree, the selection of comparable publicly traded companies involve a significant amount of judgment. If the fair value of the reporting unit exceeds the carrying value of the assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the assets assigned to the reporting unit exceeds the fair value of the reporting unit, then a second step must be performed, and the implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference will be recorded.

Our expectations are that the single most important factor in the accuracy of our estimation will be the overall strength of the market for telecommunication components in our segments of the market, and to a lesser degree the demand for the particular products from Vari-L.

We conducted our annual goodwill impairment analysis in the third quarter of 2003. The estimates that we used assumed that the reporting units would participate in the gradually improving market for radio frequency components in the wireless and wireline infrastructure markets, that Sirenza's share of those markets would increase, and the profitability of the reporting units would increase over time. We concluded that we did not have any impairment of goodwill based on our then forecasted discounted cash flows, our market capitalization and market multiples of revenue of comparable companies in our industry.

Excess and Obsolete Inventories. Our provision for excess inventories is based on levels of inventory exceeding the forecasted demand of such products within specific time horizons. We forecast demand for specific products based on the number of products we expect to sell, with such assumptions dependent on our assessment of market conditions and current and expected orders from our customers, considering that orders are subject to cancellation with limited advance notice prior to shipment. The estimation of future demand used in the valuation of inventory is the basis for our announced revenue outlook and our factory loading factors. If forecasted demand decreases based on our estimates or if inventory levels increase disproportionately to forecasted demand, inventory write-downs may be required. Likewise, if we ultimately sell inventories that were previously written down, we would reduce the previously recorded excess inventory provisions which would have a positive impact on our cost of revenues, gross margin and operating results.

In 2001, in response to the cancellation of several key customer programs and an overall severe and sudden downturn in demand for telecom equipment and components, we recorded a provision for excess inventories of $7.8 million. In 2002 and 2003 certain of these previously cancelled programs were reinstated by our customers and overall, our customers' demand increased. As a result we were able to sell a total of $2.6 million and $1.4 million of previously written-down inventory products in 2002 and 2003, respectively. Had this inventory been valued at its original cost when sold, our gross margin for 2003 would have been 41% instead of 45%, as reported.

The following table illustrates the impact on cost of revenues of additions to written-down inventories and sales of previously written-down inventory products for historical Sirenza amplifier and discrete products and also provides a schedule of the activity of Sirenza's written-down inventories (in thousands):

Year Ended December 31,	Additions to Written-Down Inventories Charged to Cost of Revenues	Sales of Written-Down Inventories with No Associated Cost of Revenues	Dispositions of Written-Down Inventories Via Scrap and Other	Written-Down Inventories at End of Period
2003	$ —	$(1,408)	$(320)	$4,107
2002	$ 418	$(2,571)	$(516)	$5,835
2001	$7,604	$ —	$(481)	$8,504

The demand for our products was extremely volatile in the period of late 2001 to late 2002. As our customers were very unsure of their end demand, they could not provide us a reliable forecast of their demand. Since late 2002, the forecasts from our customers have become more reliable.

The single largest factor affecting the accuracy of our provisions for excess inventories will be the accuracy of our end customers' forecasts. Affecting these forecasts will be the strength of the recovery of the demand for telecommunication components in our market segments. Also impacting it will be the speed at which our products are designed in or out of our customers' products.

We will ultimately dispose of written-down inventories by either selling such products or scrapping them. We currently expect to continue to sell written-down inventory products in 2004, however, not at the level experienced in 2002, although no assurance can be given in this regard. Similarly, we anticipate that we will scrap additional written-down inventories in the near term.

RESULTS OF OPERATIONS

The following table shows selected consolidated statement of operations data expressed as a percentage of net revenues for the periods indicated:

Years Ended December 31,	2003	2002	2001
Net revenues	100.0%	100.0%	100.0%
Cost of revenues:			
Cost of product revenues	55.2%	42.2%	88.0%
Amortization of deferred stock compensation	0.2%	0.7%	0.7%
Total cost of revenues	55.4%	42.9%	88.7%
Gross profit	44.6%	57.1%	11.3%
Operating expenses:			
Research and development (exclusive of amortization of deferred stock compensation)	22.4%	33.6%	44.2%
Sales and marketing (exclusive of amortization of deferred stock compensation)	16.5%	24.4%	29.4%
General and administrative (exclusive of amortization of deferred stock compensation)	17.4%	23.7%	22.4%
Amortization of deferred stock compensation	1.4%	4.2%	6.3%
In-process research and development	0.0%	10.6%	0.0%
Amortization of acquisition-related intangible assets	3.2%	0.2%	0.0%
Restructuring and special charges	1.1%	1.4%	13.5%
Impairment of investment in GCS	0.0%	14.0%	0.0%
Total operating expenses	62.0%	112.1%	115.8%
Loss from operations	(17.4)%	(55.0)%	(104.4)%
Interest and other income (expense), net	1.0%	4.3%	17.4%
Provision for (benefit from) income taxes	(0.3)%	0.3%	11.8%
Net loss	(16.1)%	(51.0)%	(98.8)%

COMPARISONS OF 2003 TO 2002 AND 2002 TO 2001

Net Revenues

The following table sets forth information pertaining to our channel and geographic net revenue composition expressed as a percentage of net revenues for the periods indicated:

Years Ended December 31,	2003	2002	2001
Direct	75%	47%	45%
Distribution	25%	53%	55%
Total	100%	100%	100%
United States	40%	57%	75%
Asia	26%	16%	7%
Europe	30%	22%	17%
Other	4%	5%	1%
Total	100%	100%	100%

Net revenues increased to $38.5 million in 2003 from $20.7 million in 2002. This increase was primarily the result of the acquisition of Vari-L, which closed on May 5, 2003. Net revenues attributable to our Signal Source Division, which consists primarily of signal source multi-component module products acquired in the Vari-L acquisition, totaled $14.8 million in 2003. The increased signal source product sales also were primary contributors to the revenue increases in Asia-Pacific, European and direct net revenues.

In addition to the increase in sales attributable to the signal source products, we also increased sales of our integrated circuit products. This increase in sales was attributable to a strengthening of customers' end markets, increased market share and penetration of new market segments.

The decrease in distribution net revenues in 2003 compared to 2002 is primarily attributable to the realignment of our distribution channel in 2003. In the second quarter of 2003, we realigned our worldwide sales channels to enhance geographic market reach, customer service and technical support. As part of this realignment, we terminated our existing distribution agreement with Richardson Electronics Laboratories and entered into new distribution agreements. In Europe we now have an agreement with with Acal, plc, a leading value-added distributor with operations in Europe. In North America, in the third quarter of 2003, we entered into sales and distribution agreements with two distributors, Nu Horizons and RFMW.

While the transition in distributors did have a slightly negative effect on our sales in 2003, we believe distributor's sales will increase in 2004.

Net revenues increased to $20.7 million in 2002 from $19.8 million in 2001. This increase was primarily the result of increased demand for our products by leading wireless infrastructure OEMs primarily in Europe and Asia. We increased our worldwide customer sales support capabilities in 2002 by establishing a sales office in Stockholm, Sweden, and a customer support office in Shenzhen, China to support some of our foreign customer accounts. Also contributing to the increase in net revenues was a favorable mix of product sales in 2002. Sirenza also experienced a slight increase in net revenues in 2002 as a result of the acquisition of Xemod, which closed on September 11, 2002. Net revenues attributable to Xemod subsequent to the closing of the acquisition totaled $394,000. Partially offsetting the increases above were declines in net revenues from a private label reseller, Mini-Circuits Laboratories, who made no purchases in 2002, and one direct customer, Pace Micro Technology PLC, as a result of downturns in the their businesses.

Cost of Revenues

Cost of revenues increased to $21.3 million in 2003 from $8.9 million in 2002 primarily as a result of costs associated with manufacturing the signal source products acquired in the acquisition. Cost of revenues attributable to our signal source products totaled $9.5 million in 2003. Other contributory factors included additional costs for our power amplifier products of $714,000. In addition, in 2003, we sold inventory products that were previously written down of approximately $1.4 million compared to $2.6 million in 2002. Operations personnel increased to 138 at December 31, 2003 from 41 at December 31, 2002.

Cost of revenues decreased to $8.9 million in 2002 from $17.6 million in 2001 primarily as a result of lower provisions for excess inventories and related charges, which lowered costs by approximately $7.4 million. Other contributory factors were lower manufacturing spending as a result of cost reduction actions implemented in the second half of 2001. In addition, in 2002, we sold inventory products that were previously written down of approximately $2.6 million. The decrease in cost of revenues in 2002 compared to 2001 was partially offset by an increase in cost of revenues attributable to the acquisition of Xemod, which added costs of approximately $613,000 subsequent to the date of acquisition, or September 11, 2002. Operations personnel increased to 41 at December 31, 2002 from 29 at December 31, 2001.

Gross Profit

Gross profit increased to $17.2 million in 2003 from $11.8 million in 2002. The increase in gross profit was primarily attributable to additional gross profit resulting from the acquisition of Vari-L. Gross margin decreased to 45% in 2003 from 57% in 2002. The decrease in gross margin is primarily attributable to additional costs associated with our Signal Source Division, which consists primarily of historical Vari-L products. The gross margin on sales of our Signal Source Division products is typically lower than our gross margin on sales of our Amplifier Division products. Additionally, in 2003 we experienced fewer sales of previously written-down inventories. Sales of previously written-down inventories resulted in a 4% increase to our gross margin in 2003 compared to a 12% increase in gross margin in 2002.

Gross profit increased to $11.8 million in 2002 from $2.2 million in 2001. Gross margin increased to 57% in 2002 from 11% in 2001. The increase in gross margin is primarily attributable to lower provisions for excess inventories and other contributory factors such as the sale of previously written-down inventories and lower manufacturing spending as a result of cost reduction actions implemented in the second half of 2001. Sales of previously written-down inventory products totaled $2.6 million in 2002, which resulted in an increase to our gross margin of approximately 12%. Had this inventory been valued at its original cost when sold, our gross margin would have been 45% instead of 57%, as reported.

Operating Expenses

Research and Development. Research and development expenses increased to $8.6 million in 2003 from $7.0 million in 2002. This increase is primarily attributable to the costs of additional personnel, services, depreciation and facilities relating to the new Signal Source Division. Salaries and salary-related research and development expenses increased by approximately $1.2 million in 2003 compared to 2002. Research and development personnel increased to 56 at December 31, 2003 from 37 at December 31, 2002.

Research and development expenses decreased from $8.8 million in 2001 to $7.0 million in 2002. The 2001 number was higher because it included abandoned and impaired research and development equipment and software charges of $1.2 million and other contributory factors such as lower salaries and salary-related expenses in 2002, which reduced cost by approximately $600,000, and lower expenses for engineering materials. Research and development personnel increased to 37 at December 31, 2002 from 33 at December 31, 2001.

Sales and Marketing. Sales and marketing expenses increased to $6.4 million in 2003 from $5.0 million in 2002. This increase is primarily attributable to the costs of additional personnel, services, outside sales representative commissions, and facilities relating to the new signal Source Division. Salaries and salary-related sales and marketing expenses increased by approximately $596,000 in 2003 compared to 2002. Sales, marketing and applications engineering personnel increased to 34 at December 31, 2003 from 24 at December 31, 2002.

Sales and marketing expenses decreased to $5.0 million in 2002 from $5.8 million in 2001. This decrease is primarily the result of lower advertising expenses, which reduced costs by approximately $657,000, and other contributory factors such as lower commissions to outside sales representatives, which reduced costs by approximately $194,000. Partially offsetting this decrease was an increase in salaries and salary-related expenses. Sales, marketing and applications engineering personnel increased to 24 at December 31, 2002 from 17 at December 31, 2001.

General and Administrative. General and administrative expenses increased to $6.7 million in 2003 from $4.9 million in 2002. This increase is primarily attributable to the costs of additional personnel, services and facilities relating to the new Signal Source Division and to a lesser extent, relocation and related costs of approximately $436,000 to move administrative personnel from Sunnyvale, California to Broomfield, Colorado. Salaries and salary-related general and administrative expenses increased by approximately $1.2 million in 2003 compared to 2002. General and administrative personnel increased to 28 at December 31, 2003 from 19 at December 31, 2002.

General and administrative expenses increased to $4.9 million in 2002 from $4.4 million in 2001. This increase is primarily attributable to higher professional fees, which added costs of approximately $294,000. Professional fees increased in 2002 compared to 2001 as a result of higher legal fees associated with our investment in GCS, patent filings, the option exchange program and our class action lawsuit. In addition, we experienced higher fees associated with directors' and officers' insurance premiums. General and administrative personnel increased to 19 at December 31, 2002 from 16 at December 31, 2001.

Amortization of Deferred Stock Compensation. During the years ended December 31, 2003, 2002 and 2001 we recorded $631,000, $1.0 million and $1.4 million, respectively, of deferred stock compensation. The amount of deferred stock compensation expense to be recorded in future periods was reduced by $138,000 in the second quarter of 2003 and by $434,000 in 2001 as a result of options for which accrued but unvested compensation had been recorded was forfeited. The deferred stock compensation will be fully amortized in the first quarter of 2004.

In-Process Research and Development. In the third quarter of 2002, we recorded in-process research and development (IPR&D) charges of $2.2 million in connection with the acquisition of Xemod.

Amortization of Acquisition-Related Intangible Assets. The acquisition of Vari-L included approximately $6.0 million of amortizable intangible assets including developed product technology ($4.8 million), customer relationships ($870,000) and committed customer backlog ($310,000). We are amortizing the fair value of developed product technology on a straight-line basis over a period of 44 to 68 months, which represents the estimated useful life of the developed product technology. The weighted average amortization period for developed product technology is approximately 65 months. We are amortizing the fair value of customer relationships on a straight-line basis over a period of 32 months and are amortizing the fair value of committed customer backlog on a straight-line basis over a period of 12 months, which represents the useful life of each acquired intangible asset.

In the third quarter of 2002, we acquired Xemod for approximately $4.9 million in cash and accrued transaction costs. Of the total purchase price, $770,000 has been allocated to amortizable intangible assets including patented core technologies of $700,000 and internal-use software of $70,000. We are amortizing the patented core technologies on a straight-line basis over a period of three to five years and the internal-use software on a straight-line basis over a period of three years, which represents the useful life of each acquired intangible asset.

In 2003 and 2002, we recorded amortization of $1.2 million and $48,000 related to our acquired intangible assets. There was minimal amortization of acquisition-related intangible assets in 2002 and none in 2001.

Restructuring and Special Charges. In the second quarter of 2003, as a result of the acquisition of Vari-L, the resulting new focus of Sirenza and a new management structure, Sirenza incurred a restructuring charge of $1.0 million, primarily related to a workforce reduction and costs of exiting excess facilities. This restructuring plan was approved by management with the appropriate level of authority.

As part of the same process that led to the restructuring we decided to reoccupy one facility in Sunnyvale, California, the costs of which had been included in our 2001 restructuring which is explained below. We determined that $596,000 of our 2001 restructuring liability accrual was no longer necessary as of June 30, 2003. We adjusted our restructuring liability accordingly. The net restructuring charge in 2003 totaled $434,000.

In the fourth quarter of 2002, as a result of continued softness in the wireless telecommunications industry management of Sirenza approved and committed to a restructuring plan including the termination of certain employees and exiting excess facilities. Accordingly, we recorded a restructuring charge of $391,000.

In the fourth quarter of 2001, we approved a restructuring plan in response to announcements by companies throughout the worldwide telecommunication industry of slowdowns or delays in the build out of new wireless and wireline infrastructure. This resulted in lower equipment production volumes by our customers and efforts to lower their component inventory levels. These actions by our customers resulted in a slowdown in shipments and a reduction in visibility regarding future sales and caused us to revise our cost structure given the then revised revenue levels. As a result, in the fourth quarter of 2001, we incurred a restructuring charge of $2.7 million related to a worldwide workforce reduction and consolidation of excess facilities.

At each balance sheet date, we evaluate our estimated restructuring accrual for appropriateness. In the third quarter of 2002, we determined that $112,000 of our restructuring accrual was no longer appropriate and adjusted our restructuring liability accordingly.

Impairment of Investment in GCS. In the fourth quarter of 2002, we concluded that there were indicators of an other than temporary impairment of our investment in GCS and wrote down the value of our investment in GCS by $2.9 million. Please see our "Critical Accounting Policies and Estimates" section of this MD&A and our Notes to Consolidated Financial Statements for more information pertaining to our investment in GCS.

Interest and Other Income (Expense), Net

Interest and other income (expense), net, includes income from our cash and cash equivalents and available-for-sale securities, interest expense from capital lease financing obligations and other miscellaneous items. We had net interest and other income of $383,000 in 2003, $893,000 in 2002 and $3.5 million in 2001. The decrease in net interest and other income in 2003 compared 2002 is primarily attributable to a reduction in our cash and cash equivalents and available-for-sale securities and lower interest rates.

Net interest and other income in was higher in 2001 compared to 2002 primarily as a result of proceeds received from the settlement of a trademark dispute in 2001. In addition, the decrease in 2002 was also attributable to the reduction in our cash and cash equivalents and available-for-sale securities and lower interest rates in 2002.

Provision For (Benefit From) Income Taxes

From 1985 through October 1999, the Company was organized as a Subchapter S corporation for federal tax reporting purposes. In October 1999, the Company's election to be treated as an S corporation under the Internal Revenue Code was revoked.

We recorded a $125,000 benefit from income taxes in 2003. The income tax benefit resulted from a reversal of $139,000 of previously accrued Canadian income taxes in the fourth quarter of fiscal 2003 in connection with the closeout of prior year Canadian income tax audits and the evaluation by management of future Canadian income tax reserve requirements. The difference between the benefit from income taxes that would be derived by applying the statutory rate to our loss before income taxes is due primarily to an increase in our valuation allowance for deferred tax assets, non-deductible amortization of stock-based compensation and the net effect of the foreign income taxes incurred in taxable jurisdictions in which we operated offset by the reversal of previously accrued Canadian income taxes.

We recorded a $59,000 provision for foreign income taxes in 2002. The difference between our provision for income taxes in 2002 and the tax benefit that would be derived from applying the federal statutory rate to the loss before taxes, is primarily due to foreign income taxes, an increase in our valuation allowance for deferred tax assets, non-deductible amortization of deferred stock compensation and a non-deductible in-process research and development charge related to the acquisition of Xemod.

We recorded a $2.3 million provision for income taxes in 2001. The difference between our provision for income taxes in 2001 and the tax benefit that would be derived from applying the federal statutory rate to the loss before taxes, is primarily due to an increase in our valuation allowance for deferred tax assets recorded in 2001 and prior years and non-deductible amortization charges for deferred stock compensation.

As of December 31, 2003, we had deferred tax assets of approximately $41.7 million. We recorded a valuation allowance equal to the excess of the deferred tax assets over the deferred tax liabilities as management was unable to determine that it is more likely than not that the deferred tax asset will be realized. The valuation allowance increased by approximately $4.9 million, $12.3 million and $19.4 million in 2003, 2002 and 2001, respectively.

Approximately, $12.5 million of the valuation allowance is attributable to acquisition-related items that if and when realized in future periods, will first reduce the carrying value of goodwill, then other long-lived intangible assets of our acquired subsidiary and then income tax expense. Approximately, $14.4 million of our valuation allowance was attributable to stock option deductions, the benefit of which will be credited to additional paid-in capital when and if realized.

As of December 31, 2003, we had net operating loss carryforwards for federal and state tax purposes of approximately $74.4 million and $23.4 million, respectively. We also had federal and state research and development tax credit carryforwards of approximately $1.4 million and $1.1 million, respectively. The federal and state net operating loss carryforwards will expire at various times beginning in 2020 and 2010, respectively, if not utilized. The tax credit carryforwards will expire at various times beginning in 2009 if not utilized.

As of December 31, 2003, we had Canadian investment tax credit carryforwards of approximately $832,000. The investment tax credits will expire beginning in 2010 if not utilized. We also had Canadian federal and provincial net operating loss carryforwards of approximately $81,000 and $416,000, respectively. The Canadian federal and provincial net operating losses carryforward indefinitely.

Utilization of the net operating loss carryforwards and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards and tax credit carryforwards before utilization.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through the private sale in 1999 of mandatorily redeemable convertible preferred stock, (which was subsequently converted to common stock) and from the net proceeds received upon completion of our initial public offering in May 2000. As of December 30, 2003, we had cash and cash equivalents of $7.5 million, short-term investments of $2.0 million and long-term investments of $4.0 million. At December 31, 2003, our working capital approximated $16.0 million. At December 31, 2003 total short-term and long-term debt totaled $121,000 and represented less than one percent of stockholders' equity.

Operating activities used cash of $6.5 million in 2003, $4.8 million in 2002 and $6.4 million in 2001. Working capital uses of cash in 2003 included increases in accounts receivable and inventories and decreases in accrued restructuring and deferred margin on distributor inventory. As explained more fully in the "Company Overview" section above, our sales increased in 2003 over 2002 and the customers to whom we sell also changed. In reaction to, and in support of, the revenue increase, our accounts receivable and inventories increased and our deferred margin on distributor inventory decreased.

Our shift in 2003 towards direct customers and away from distribution sales, led to our days' sales outstanding increasing from 25 days as we exited 2002 to 53 days as we exited 2003. The rising sales towards the end of 2003 led to higher days' sales outstanding and higher inventory turns.

We expect our days' sales outstanding to be in the low 50 day range and inventory turns will be in the three to four range in 2004.

The decrease in accrued restructuring was primarily related to severance payments made to terminated employees, resulting from the relocation of Sirenza's headquarters and manufacturing operations to Broomfield, Colorado. Working capital sources of cash included an increase in accounts payable as a result of increased purchasing activity subsequent to the acquisition of Vari-L.

Net cash provided by investing activities totaled $481,000 in 2003, $2.7 million in 2002 and used cash of $18.9 million in 2001. The increase in cash provided by investing activities in 2003 and 2002 was primarily attributable to net sales and maturities of available-for-sale securities. Additionally, in 2003 we used cash of approximately $7.6 million related for our acquisition of Vari-L. Capital expenditures increased to $3.0 million in 2003 from $771,000 in 2002 primarily as a result of leasehold improvement costs associated with the move of our manufacturing operations and corporate headquarters to a new facility in Broomfield, Colorado.

Cash provided by financing activities totaled $624,000 in 2003 and $2.8 million in 2001. Cash used in financing activities totaled $206,000 in 2002. The major financing inflow of cash in all three years was related to proceeds from employee stock plans. We expect cash received from employee stock plans to increase in periods in which our stock price is higher and decrease in periods in which our stock price is lower. The major financing use of cash in all three years was for principal payments on capital lease obligations. We expect this amount to decrease in the near future as our capital lease obligations recorded on our balance sheet totaled $121,000 as of December 31, 2003.

We added to net cash in the fourth quarter of 2003 and we expect to be cash flow positive for 2004. Under the current economic and telecommunications market conditions, and the current company structure, we expect that we will be able to fund our working capital and capital expenditure needs for 2004 from the cash generated by the company. Other sources of liquidity that may be available to us are the leasing of capital equipment, a line of credit at a commercial bank, or the sale of company securities. On January 30, 2004, we filed a shelf registration for the sale of company securities with the Securities and Exchange Commission. If we draw on these additional sources of liquidity and capital resources to grow our business, execute our operating plans, or acquire complementary technologies or businesses, it could result in lower profitability and/or additional dilution to our stockholders or additional costs to Sirenza.

CONTRACTUAL OBLIGATIONS

As of December 31, 2003, our contractual obligations, including payments due by period, were as follows (in thousands):

	Payments Due By Period				
	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Capital lease commitments	$ 138	$ 79	$ 59	$ —	$—
Operating lease commitments	$4,547	$1,468	$2,267	$812	$—
Purchase commitments	$ 454	$ 454	$ —	$ —	$—
Total[1]	$5,139	$2,001	$2,326	$812	$—

(1) Total does not include certain purchase obligations as discussed below.

Purchase commitments are defined as agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders. We include in purchase commitments contractual obligations we have with our vendors who supply us with our wafer requirements for IC-based products. Because the wafers we purchase are unique to these suppliers and involve significant expense, our agreements with these suppliers prohibit cancellation subsequent to the production release of the products in our suppliers' manufacturing facilities, regardless of whether our end customers cancel orders with us or our requirements are reduced. Purchase orders or contracts for the purchase of raw materials, other than wafer requirements for IC-based products, and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorization to purchase rather than binding agreements. Our purchase orders are based on our current manufacturing needs and are generally fulfilled by our vendors within short time horizons. Except for wafers for our IC-based products, we do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected requirements for three months. We also enter into contracts for outsourced services; however, the obligations under these contracts were not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

We expect to fund these commitments with cash flows from operations. The expected timing of payments of the obligations discussed above is based upon current information. Timing and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2003, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

BUSINESS OUTLOOK

Our expectations for 2004 are cautiously optimistic. Starting in the third quarter of 2003, we have seen a marked increase in the demand for our products across a broad spectrum of customers and applications and for a wide variety of our products. At this time, it is uncertain whether this increase in sales represents a significant, fundamental upturn in demand from our end customers, or a short-term upturn, which is a critical factor in assessing our financial outlook for 2004.

The primary factors affecting our revenue outlook for 2004 will be the recovery of the overall communications market, the demand from our customers for new products being introduced by both our Amplifier and Signal Source divisions, and the growth of sales in our A&D business unit. In addition to these key factors, we expect the trend towards the large wireless OEMs outsourcing their manufacturing to CMs will continue; we anticipate increased sales orders from the emerging China-based infrastructure OEMs; and we may see increased sales orders from our wireline customers. We are also targeting an increase in our sales in the North America distribution channel, so that our distribution channel will contribute increased sales for 2004.

We do not currently expect to see any significant competitive landscape changes, in either competitors or product offerings.

The most significant influences on our outlook for gross margin percent will be the factors mentioned earlier, i.e. product features, product type, sales channel, level of integration of the product, the efficiency and effectiveness of our manufacturing operations, and the provision for excess inventory. The improvement of our gross profit and gross margin percent is one of our key goals for 2004.

With respect to operating expenses, the single largest factor affecting our operating expenses will be the recovery in our customers' end markets. If the increase in sales orders we saw in the latter part of 2003 fails to continue in 2004, we anticipate taking actions to adjust operating expenses accordingly.

As mentioned earlier in this MD&A, we believe our continued success is dependent on technological advancement, including developing new technologies and strategic products for our various market segments. This will be driven by our research and development spending in 2004. Our research and development expenses could vary significantly from quarter to quarter depending on the timing of wafer purchases and mask sets.

Regarding general and administrative expense, the most significant factor that might impact our estimates will be the amount and timing of the cost for complying with the new Sarbanes-Oxley regulations, particularly the implementation of Section 404 requirement for auditor attestation regarding our disclosure controls and procedures.

For other significant factors that could affect our financial performance in 2004 please see the section entitled "Risk Factors" in Item 1 of our Form 10-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Historically, our sales have been made to predominantly U.S.-based customers and distributors in U.S. dollars. In 2003, although 60% of our sales were to non-U.S. based customers and distributors, all sales continue to be denominated in U.S. dollars. As a result, we have not had any material exposure to factors such as changes in foreign currency exchange rates. However, we continue to and expect in future periods to expand selling into foreign markets, including Europe and Asia. Because Sirenza's sales are denominated in U.S. dollars, a strengthening of the U.S. dollar could make its products less competitive in foreign markets.

At December 31, 2003, our cash and cash equivalents consisted primarily of bank deposits, federal agency and related securities and money market funds issued or managed by large financial institutions in the United States and Canada. We did not hold any derivative financial instruments. Our interest income and expense are sensitive to changes in the general level of interest rates. In this regard, changes in interest rates can affect the interest earned on our cash equivalents, short-term investments and long-term investments. For example, a one percent increase or decrease in interest rates would increase or decrease Sirenza's annual interest income by approximately $75,000.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Sirenza Microdevices, Inc.

We have audited the accompanying consolidated balance sheets of Sirenza Microdevices, Inc. as of December 31, 2003, and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index as Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sirenza Microdevices, Inc. at December 31, 2003, and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

San Jose, California
January 21, 2004

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

December 31,	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 7,468	$ 12,874
Short-term investments	1,999	8,996
Accounts receivable, net of allowance for doubtful accounts of $92 and $42 at December 31, 2003 and 2002	7,838	1,577
Inventories	6,497	2,719
Loans to Vari-L	—	3,417
Other current assets	1,093	1,184
Total current assets	24,895	30,767
Property and equipment, net	9,685	6,686
Long-term investments	4,015	9,025
Investment in GCS	4,600	4,600
Vari-L acquisition costs and other assets	1,189	1,427
Acquisition-related intangibles, net	5,529	722
Goodwill	4,219	737
Total assets	$ 54,132	$ 53,964
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 4,379	$ 1,714
Accrued compensation and other expenses	2,530	2,790
Deferred margin on distributor inventory	1,042	2,028
Accrued restructuring	887	1,853
Capital lease obligations, current portion	65	459
Total current liabilities	8,903	8,844
Capital lease obligations	56	143
Other long-term liabilities	—	—
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value:		
Authorized shares—5,000,000 at December 31, 2003 and 2002		
Issued and outstanding shares—none at December 31, 2003 and 2002	—	—
Common stock, $0.001 par value:		
Authorized shares—200,000,000 at December 31, 2003 and 2002		
Issued and outstanding shares—34,110,226 and 30,006,632 at December 31, 2003 and 2002	34	30
Additional paid-in capital	134,705	129,104
Deferred stock compensation	(3)	(772)
Treasury stock, at cost	(165)	(165)
Accumulated deficit	(89,398)	(83,220)
Total stockholders' equity	45,173	44,977
Total liabilities and stockholders' equity	$ 54,132	$ 53,964

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

Years Ended December 31,	2003	2002	2001
Net revenues	$38,510	$ 20,710	$ 19,821
Cost of revenues:			
Cost of product revenues	21,246	8,749	17,440
Amortization of deferred stock compensation	90	138	140
Total cost of revenues	21,336	8,887	17,580
Gross profit	17,174	11,823	2,241
Operating expenses:			
Research and development (exclusive of amortization of deferred stock compensation of $64, $196 and $257 for the years ended December 31, 2003, 2002 and 2001, respectively)	8,611	6,960	8,752
Sales and marketing (exclusive of amortization of deferred stock compensation of $173, $262 and $279 for the years ended December 31, 2003, 2002 and 2001, respectively)	6,365	5,043	5,828
General and administrative (exclusive of amortization of deferred stock compensation of $304, $419 and $722 for the years ended December 31, 2003, 2002 and 2001, respectively)	6,696	4,914	4,435
Amortization of deferred stock compensation	541	877	1,258
In-process research and development	—	2,200	—
Amortization of acquisition-related intangible assets	1,213	48	—
Restructuring and special charges	434	279	2,670
Impairment of investment in GCS	—	2,900	—
Total operating expenses	23,860	23,221	22,943
Loss from operations	(6,686)	(11,398)	(20,702)
Interest expense	39	66	123
Interest and other income, net	422	959	3,575
Loss before income taxes	(6,303)	(10,505)	(17,250)
Provision for (benefit from) income taxes	(125)	59	2,336
Net loss	$ (6,178)	$(10,564)	$(19,586)
Basic and diluted net loss per share	$ (0.19)	$ (0.35)	$ (0.67)
Shares used to compute basic and diluted net loss per share	32,383	29,856	29,133

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except per share data)

	Common Stock		Additional Paid-In Capital	Deferred Stock Compensation	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2000	27,204,739	$27	$125,286	$(3,619)	$(53,070)	$ 68,624
Forfeiture of deferred stock compensation	—	—	(434)	434	—	—
Amortization of deferred stock compensation	—	—	—	1,398	—	1,398
Common stock issued under employee stock plans	2,522,711	3	3,574	—	—	3,577
Net loss and comprehensive net loss	—	—	—	—	(19,586)	(19,586)
Balance at December 31, 2001	29,727,450	$30	$128,426	$(1,787)	$(72,656)	$ 54,013
Amortization of deferred stock compensation	—	—	—	1,015	—	1,015
Common stock issued under employee stock plans	379,182	—	678	—	—	678
Purchase of treasury shares	(100,000)	—	(165)	—	—	(165)
Net loss and comprehensive net loss	—	—	—	—	(10,564)	(10,564)
Balance at December 31, 2002	30,006,632	$30	$128,939	$ (772)	$(83,220)	$ 44,977
Forfeiture of deferred stock compensation	—	—	(138)	138	—	—
Amortization of deferred stock compensation	—	—	—	631	—	631
Common stock issued under employee stock plans	848,937	1	1,110	—	—	1,111
Shares issued in connection with acquisition	3,254,657	3	4,629	—	—	4,632
Net loss and comprehensive net loss	—	—	—	—	(6,178)	(6,178)
Balance at December 31, 2003	34,110,226	$34	$134,540	$ (3)	$(89,398)	$ 45,173

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Years Ended December 31,	2003	2002	2001
Operating Activities			
Net loss	$ (6,178)	$ (10,564)	$(19,586)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	4,916	2,956	2,879
Deferred tax assets	—	—	2,277
Amortization of deferred stock compensation	631	1,015	1,398
Abandoned and impaired equipment	—	—	1,618
Retirement of property and equipment	—	79	—
In-process research and development	—	2,200	—
Gain on sale of property and equipment	(112)	—	—
Impairment of investment in GCS	—	2,900	—
Changes in operating assets and liabilities:			
Accounts receivable	(4,059)	(265)	2,788
Inventories	(1,760)	(679)	5,213
Other assets	256	(236)	(65)
Accounts payable	1,957	(56)	(607)
Accrued expenses	(210)	4	(1,146)
Accrued restructuring	(966)	(573)	2,155
Deferred margin on distributor inventory	(986)	(1,603)	(3,311)
Net cash used in operating activities	(6,511)	(4,822)	(6,387)
Investing Activities			
Purchases of available-for-sale securities	(21,500)	(133,789)	(52,032)
Proceeds from sales/maturities of available-for-sale securities	33,507	151,944	36,504
Purchases of property and equipment	(3,042)	(771)	(3,394)
Proceeds from the sale of property and equipment	112	—	—
Purchase of Xemod, net of cash received	28	(4,720)	—
Vari-L loans and acquisition costs, net of amounts accrued	—	(3,844)	—
Purchase of Vari-L, net of amounts accrued	(7,624)	—	—
Increase in restricted cash	(1,000)	—	—
Investment in GCS	—	(6,126)	—
Net cash provided by (used in) investing activities	481	2,694	(18,922)
Financing Activities			
Principal payments on capital lease obligations	(488)	(719)	(743)
Purchase of treasury shares	—	(165)	—
Proceeds from employee stock plans	1,112	678	3,577
Net cash provided by (used in) financing activities	624	(206)	2,834
Decrease in cash and cash equivalents	(5,406)	(2,334)	(22,475)
Cash and cash equivalents at beginning of period	12,874	15,208	37,683
Cash and cash equivalents at end of period	$ 7,468	$ 12,874	$ 15,208
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 39	$ 66	$ 123
Cash recovered (paid) for income taxes	$ —	$ —	$ 1,359
Supplemental disclosures of non-cash investing and financing activities			
Common stock issued in connection with Vari-L acquisition	$ 4,654	$ —	$ —
Assumption of Vari-L loan receivable	$ 3,417	$ —	$ —
Forfeiture of deferred stock compensation	$ 138	$ —	$ 434
Conversion of GCS loan receivable	$ —	$ 1,374	$ —

See accompanying notes.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The Company was incorporated in California and began operations in 1985 as Matrix Microassembly Corporation. The Company subsequently reincorporated in Delaware and, in September 2001, changed its name to Sirenza Microdevices, Inc. The Company is a leading designer of high performance RF components for the telecommunications markets. The Company's products are used primarily in wireless communications equipment to enable and enhance the transmission and reception of voice and data signals, and are also utilized in broadband wireline and terminal applications. The Company's product lines include amplifiers, power amplifiers, discrete devices, RF signal processing components, signal source components, hi-rel components, fiber optic components, and high performance multi-component modules (MCMs) for transmit and receive applications.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany balances and transactions have been eliminated. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Foreign Currency Translation

The Company uses the U.S. dollar as its functional currency for its foreign wholly owned subsidiaries in Canada and the United Kingdom and its representative office in China. All monetary assets and liabilities are remeasured at the current exchange rate at the end of the period, nonmonetary assets and liabilities are remeasured at historical exchange rates and revenues and expenses are remeasured at average exchange rates in effect during the period. Transaction gains and losses resulting from the process of remeasurement were not material in any period presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosure of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material to the consolidated financial statements.

Revenue Recognition

Revenue from product sales to customers, other than distributors, is generally recognized at the time the product is shipped, title has transferred, and no obligations remain. In circumstances where a customer delays acceptance of our product, the Company defers recognition of the revenue until acceptance. To date, the Company has not had customers delay acceptance of its products. A provision is made for estimated product returns as shipments are made.

The Company grants its distributors limited rights of return and certain price adjustments on unsold inventory held by the distributors. Under the Company's rights of return policy, its distributors may exchange product currently in their inventory for other of the Company's product. In practice, the Company will exchange a reasonable amount of inventory requested by its distributors.

Under the Company's price adjustment policy, the Company will accept credits from its distributors on previous sales to them. These credits are designed to allow the distributors to pass back to the Company discounts they granted to their end customers due to competitive pricing situations. In practice, the Company will accept reasonable credit requests from its distributors.

The Company recognizes revenues on sales to distributors under agreements providing for rights of return and price protection, at the time its products are sold by the distributors to third-party customers. The Company defers both the sale and related cost of sale on any product that has not been sold to an end customer. The Company records the deferral of the sale on any unsold inventory products at its distributors as a liability and records the deferral of the related cost of sale as a contra liability, the net of which is presented on the Company's balance sheet as "Deferred margin on distributor inventory."

Advertising Expenses

The Company expenses its advertising costs in the period in which they are incurred. Advertising expense was $247,000 in 2003, $298,000 in 2002 and $955,000 in 2001.

Shipping and Handling

Costs related to the shipping and handling of the Company's products are included in cost of sales for all periods presented.

Research and Development Costs

Research and development costs are charged to expense as incurred.

Cash, Cash Equivalents, Short-Term Investments and Long-Term Investments

Cash equivalents consist of financial instruments that are readily convertible to cash and have original maturities of three months or less at the time of acquisition. The Company's cash and cash equivalents as of December 31, 2003 and 2002 consisted primarily of bank deposits, federal agency and related securities and money market funds issued or managed by large financial institutions in the United States and Canada. Cash equivalents are carried at cost, which approximates fair value. Short-term investments and long-term investments are classified as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, recorded in stockholders' equity. At December 31, 2003 and 2002, all of the Company's available-for-sale securities were invested in financial instruments with a rating of A-1 and P-1 or 3A, as rated by Moody's or Standard & Poor's, respectively. The estimated fair market values of cash equivalents, short-term investments and long-term investments are based on quoted market prices. The cost of cash equivalents, short-term investments and long-term investments approximated fair market value and there were no significant gross unrealized gains or losses at December 31, 2003 and 2002.

Cash equivalents, short-term investments and long-term investments as of December 31, 2003 and 2002 were as follows (in thousands):

	December 31, 2003		December 31, 2002	
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Money market funds	$ 1,447	$ 1,447	$ 2,843	$ 2,843
Federal agency and related securities	11,007	11,007	28,005	28,005
	$12,454	$12,454	$30,848	$30,848
Included in cash equivalents	$ 6,440	$ 6,440	$12,827	$12,827
Included in short-term investments	1,999	1,999	8,996	8,996
Included in long-term investments	4,015	4,015	9,025	9,025
	$12,454	$12,454	$30,848	$30,848

The amortized cost and estimated fair value of investments in debt securities as of December 31, 2003 and 2002, by contractual maturity, were as follows (in thousands):

	December 31, 2003		December 31, 2002	
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Due in 1 year or less	$ 8,439	$ 8,439	$21,823	$21,823
Due in 1–2 years	4,015	4,015	9,025	9,025
Total investments in debt securities	$12,454	$12,454	$30,848	$30,848

Concentrations of Credit Risk, Customers and Suppliers
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, short-term investments, long-term investments, accounts receivable and restricted cash. The Company places its cash equivalents, short-term investments, long-term investments and restricted cash with high-credit-quality financial institutions, primarily in money market accounts and federal agency and related securities. The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Company has not experienced any material losses on its cash equivalents, short-term investments, long-term investments or restricted cash.

Accounts receivable are primarily derived from revenue earned from customers located in the United States, Europe and Asia. Sales to foreign customers are denominated in U.S. dollars, minimizing currency risk to the Company. In addition, certain sales to foreign customers are transacted on letter of credit terms, thereby minimizing credit risk to the Company. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. Due to the Company's credit evaluation and collection process, bad debt expenses have not been significant, however, the Company is not able to predict changes in the financial stability of its customers. Any material change in the financial status of any one or a particular group of customers could have a material adverse effect on the Company's results of operations. At December 31, 2003 one customer located in Europe accounted for 15% of gross accounts receivable and one customer located primarily in Asia accounted for 18% of gross accounts receivable.

A relatively small number of customers account for a significant percentage of the Company's net revenues. For the year ended December 31, 2003, two customers accounted for approximately 16% and 12% of net revenues, respectively. Additionally, for the year ended December 31, 2003, the Company's top ten customers accounted for approximately 80% of net revenues. For the year ended December 31, 2002, three customers accounted for approximately 37%, 16% and 13% of net revenues, respectively. For the year ended December 31, 2001, four customers accounted for approximately 39%, 19%, 16% and 10% of net revenues, respectively. The Company expects that the sale of its products to a limited number of customers may continue to account for a high percentage of net revenues for the foreseeable future.

Currently, the Company relies on a limited number of suppliers of materials and labor for the significant majority of its Amplifier Division product inventory but is pursuing alternative suppliers. As a result, should the Company's current suppliers not produce and deliver inventory for the Company to sell on a timely basis, operating results may be adversely impacted.

Concentrations of Other Risks
The Company's results of operations are affected by a wide variety of factors, including general economic conditions, both domestic and international; economic conditions specific to the telecommunications industry, in particular the wireless infrastructure markets; economic conditions specific to the aerospace and defense industry; demand for the Company's products; the ability of the Company to mitigate downward pricing pressure; the timely introduction of new products; the ability to manufacture efficiently; manufacturing capacity; the ability to safeguard intellectual property and secure patents in a rapidly evolving market; reliance on wafer fabrication and assembly subcontractors, distributors and sales representatives. As a result, the Company experiences substantial period-to-period fluctuations.

Inventories

Inventories are stated at the lower of standard cost, which approximates actual (first-in, first-out method) or market (estimated net realizable value).

The Company plans production based on orders received and forecasted demand and must order wafers and raw material components and build inventories well in advance of product shipments. The valuation of inventories at the lower of cost or market requires the use of estimates regarding the amounts of current inventories that will be sold. These estimates are dependent on the Company's assessment of current and expected orders from its customers, including consideration that orders are subject to cancellation with limited advance notice prior to shipment. Because the Company's markets are volatile, and are subject to technological risks and price changes as well as inventory reduction programs by the Company's customers and distributors, there is a risk that the Company will forecast incorrectly and produce excess inventories of particular products. This inventory risk is compounded because many of the Company's customers place orders with short lead times. As a result, actual demand will differ from forecasts, and such a difference has in the past and may in the future have a material adverse effect on actual results of operations.

In the third quarter of 2001, the Company recorded a provision for excess inventories totaling $4.5 million. This excess inventory charge was due to a significant decrease in forecasted demand for the Company's products and was calculated in accordance with the Company's policy, which is based on inventory levels in excess of demand for each specific product.

In 2003, the Company sold previously written-down inventory products with an original cost of approximately $1.4 million. As the cost basis for written-down inventories is less than the original cost basis when such products are sold, cost of revenues associated with the sale will be lower, which results in a higher gross margin on that sale. For example, had this inventory been valued at its original cost when sold, the Company's gross margin would have been 41% instead of 45%, as reported, for the year ended December 31, 2003. The Company may sell previously written-down inventory products in future periods, which would have a similarly positive impact on the Company's results of operations.

The components of inventories, net of written-down inventories and reserves, are as follows:

(in thousands)

December 31,	2003	2002
Inventories:		
Raw materials	$2,868	$ 295
Work-in-process	2,394	1,221
Finished goods	1,235	1,203
Total	$6,497	$2,719

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Property and equipment are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of two to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the terms of the leases.

Property and equipment are as follows:

(in thousands)

December 31,	2003	2002
Property and equipment:		
Machinery and equipment	$15,451	$11,180
Computer equipment and software	2,195	1,985
Furniture and fixtures	1,100	417
Leasehold improvements	2,658	963
Total	21,404	14,545
Less accumulated depreciation and amortization	11,719	7,859
Property and equipment, net	$ 9,685	$ 6,686

Goodwill and Indefinite-Lived Purchased Intangible Assets

The Company reviews goodwill for impairment annually in the third quarter and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable The Company utilizes a two-step impairment test to perform the impairment analysis. In the first step, the fair value of each reporting unit is compared to its carrying value. The Company estimates the fair value of each of its reporting units based on an approach that takes into account our then forecasted discounted cash flows, our market capitalization and market multiples of revenue for comparable companies in our industry. The fair value approach involves a significant amount of judgment, particularly with respect to the assumptions used in discounted cash flows and to a lesser extent, the selection of comparable companies used in the market multiple of revenue analysis. If the fair value of the reporting unit exceeds the carrying value of the assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the second step is performed, and the implied fair value of the reporting unit's goodwill is determined and compared to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.

The Company conducted its 2003 annual goodwill impairment analysis in the third quarter of 2003 and no goodwill impairment was indicated.

Long-Lived Assets Including Finite-Lived Purchased Intangible Assets
Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets.

Long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Company assesses the fair value of the assets based on the future cash flow the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment is identified, the Company reduces the carrying amount of the asset to its estimated fair value.

During 2001, the Company recorded impairment charges of $315,000 as a result of a significant decrease in demand for the Company's products in combination with the Company's intention to outsource a significant potion of its production testing operations. The Company concluded that the above facts indicated that the Company's production testing equipment might be impaired, and as required by accounting principles generally accepted in the United States, performed a cash flow analysis of the related assets. Based on the cash flow analysis, the cash flows expected to be generated by Company's production testing equipment during the estimated remaining useful life of such equipment was not sufficient to recover the net book value of the assets. Based on the cash flow analysis and the Company's estimate of the fair market value of its production testing equipment, an impairment charge of $315,000 was recorded to reduce the net book value of the Company's production testing equipment to fair value. The above impairment charge has been recorded to cost of goods sold in the Company's 2001 consolidated statement of operations.

During 2001, the Company recorded charges of $71,000 to cost of goods sold and $1.2 million to research and development to reduce the carrying value of abandoned equipment with no alternative future use.

Income Taxes
The Company accounts for income taxes using of the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets when it is more likely than not that such assets will not be realized. Due to continuing economic uncertainties affecting the Company's ability to forecast future taxable income, the Company recorded a valuation allowance to reduce the carrying value of its net deferred tax assets to zero.

Fair Value of Financial Instruments
Fair values of cash and cash equivalents, accounts receivable and accounts payable approximate cost due to the short period of time to maturity. Fair values of short-term investments, long-term investments, restricted cash and capital lease obligations are based on quoted market prices or pricing models using current market rates. The carrying values of these obligations approximate their fair values.

Stock-Based Compensation
As described in Note 10, the Company has elected to account for its employee stock plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), as amended by Financial Accounting Standards Board (FASB) Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25," and to adopt the disclosure-only provisions as required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation, as amended by Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation, Transition and Disclosures" (SFAS 148) (in thousands, except per share data).

	2003	2002	2001
Net loss—as reported	$ (6,178)	$(10,564)	$(19,586)
Add: Stock-based employee compensation expense, included in the determination of net loss as reported, net of related tax effects	631	1,015	1,398
Deduct: Stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(5,642)	(7,720)	(8,420)
Pro forma net loss	$(11,189)	$(17,269)	$(26,608)
Loss per share:			
Basic and diluted—as reported	$ (0.19)	$ (0.35)	$ (0.67)
Basic and diluted—pro forma	$ (0.35)	$ (0.58)	$ (0.91)

The Company accounts for stock issued to nonemployees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Comprehensive Income (Loss)
The Company's comprehensive net income (loss) was the same as its net income (loss) for the years ended December 31, 2003, 2002 and 2001.

Net Income (Loss) Per Share
The Company computes net income (loss) per share by dividing the net income (loss) for the period by the weighted

average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of shares of common stock and potential common stock equivalents outstanding during the period, if dilutive. Potential common stock equivalents include incremental shares of common stock issuable upon the exercise of stock options.

The effects of options to purchase 4,965,171, 2,292,339 and 3,751,604 shares of common stock at average exercise prices of $1.91, $2.43 and $9.58 for the years ended December 31, 2003, 2002 and 2001, respectively, have not been included in the computation of diluted net loss per share as the effect would have been antidilutive.

The options that were antidilutive in 2003 may be dilutive in future years' calculations as they were still outstanding at December 31, 2003.

Impact of Recently Issued Accounting Standards

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires all investors with majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling interest or the equity invested is insufficient to finance the entity's activities without receiving additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003 in an entity known as a special purpose entity. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period ending after March 15, 2004 for all other variable interest entities.

The Company has not identified any arrangements that would qualify as a VIE. However, for promotion of strategic business objectives the Company may enter into arrangements with VIEs in the future. Provided the Company is not the primary beneficiary, the maximum exposure to losses related to any entity that is determined to be a VIE is limited to the carrying value of the investment in that entity.

2. BUSINESS COMBINATIONS

Acquisition of Vari-L

On May 5, 2003, the Company acquired substantially all of the assets of Vari-L Company, Inc. (Vari-L) and assumed specified liabilities of Vari-L in exchange for approximately 3.3 million shares of the Company's common stock, valued at approximately $4.7 million, approximately $9.1 million in cash and incurred $2.4 million in estimated direct transaction costs for a preliminary aggregate purchase price of $16.2 million. The fair value of the Company's common stock issued in connection with the Vari-L acquisition was derived using an average market price per share of Sirenza common stock of $1.43, which was based on an average of the closing prices for a range of three trading days (April 30, 2003, May 1, 2003 and May 2, 2003) prior to the closing date of the acquisition. Of the $9.1 million in cash, approximately $3.8 million was paid to Vari-L at closing and $5.3 million related to loans the Company made to Vari-L prior to the closing. All of the $5.3 million of Vari-L loans, which included $3.4 million of Vari-L loans outstanding on the Company's balance sheet as of December 31, 2002, have been included in the calculation of the preliminary purchase price of Vari-L. The Company's results of operations include the effect of Vari-L subsequent to May 5, 2003. Vari-L was a designer and manufacturer of RF and microwave components and devices for use in wireless communications. The acquisition is intended to strengthen the Company's product portfolio of RF components, in particular, signal source processing and aerospace and defense products and enable the Company to achieve significant cost synergies in the highly competitive wireless communication RF component industry.

The Company allocated the purchase price of its acquisition of Vari-L to the tangible assets, liabilities and intangible assets acquired, based on their estimated fair values. The excess purchase price over those fair values has been recorded as goodwill. The fair value assigned to intangible assets acquired was determined through established valuation techniques using estimates made by management. The goodwill resulting from this acquisition has been assigned to the Signal Source Division for segment reporting purposes.

The allocation of the purchase price is preliminary until finalization of all direct transaction costs and pre-acquisition contingencies. Although the Company does not anticipate direct transaction costs or pre-acquisition contingency costs to be materially different from amounts paid and accrued, the total purchase consideration and purchase price allocation is subject to change based on the actual amount of direct transaction costs.

The preliminary total purchase price of approximately $16.2 million has been allocated as follows (in thousands):

Accounts receivable	$ 2,202
Inventory	2,018
Prepaid and other current assets	96
Property, plant and equipment	3,660
Amortizable intangible assets:	
Developed product technology	4,840
Customer relationships	870
Committed customer backlog	310
Goodwill	3,511
Accounts payable	(817)
Accrued liabilities	(483)
Capital lease obligations	(7)
Total purchase price	$16,200

The developed product technology is designed for RF signal processing in the wireless communications market and is technologically feasible. The developed product technology is intended to strengthen the Company's product portfolio of RF components. The Company is amortizing the fair value of developed product technology on a straight-line basis over a period of 44 to 68 months, which represents the estimated useful life of the developed product technology. The weighted average amortization period for developed product technology is approximately 65 months.

Customer relationships represent Vari-L's relationships with original equipment manufactures (OEMs) and contract manufacturers of communications equipment in the wireless communications and aerospace and defense markets. The Company is amortizing the fair value of customer relationships on a straight-line basis over a period of 32 months, which represents the estimated useful life of the customer relationships.

Committed customer backlog represents outstanding purchase orders placed by Vari-L's customers that are expected to be shipped and collected during the 12 months immediately subsequent to the closing date of the acquisition. The Company is amortizing the fair value of committed customer backlog on a straight-line basis over a period of 12 months.

Acquisition of Xemod

On September 11, 2002, the Company acquired Xemod Incorporated, a designer and fabless manufacturer of RF power amplifier modules and components based on patented lateral double-diffused transistor (LDMOS) technology. The Company's results of operations include the effect of Xemod subsequent to September 11, 2002. The purchase price was approximately $4.9 million in cash and accrued transaction costs, with additional contingent cash consideration of up to approximately $3.4 million. The conditions required of the seller to fulfill the contingent consideration lapsed on April 9, 2003. The acquisition was intended to strengthen the Company's product portfolio of RF components, in particular, high power amplifier products.

The Company allocated the purchase price of its acquisition of Xemod to the tangible assets, liabilities and intangible assets acquired, as well as in-process research and development, based on their estimated fair values. The excess purchase price over those fair values was recorded as goodwill. The fair value assigned to intangible assets acquired was determined through established valuation techniques using estimates made my management.

Of the total purchase price, approximately $770,000 has been allocated to amortizable intangible assets. The Company is amortizing the patented core technology on a straight-line basis over a period of three to five years, which represents the estimated useful life of the patented core technology.

Internal-use software consists of proprietary test software that was developed internally and integral to Xemod's daily operations. The Company is amortizing internal-use software on a straight-line basis over a period of three years, which represents its estimated useful life.

Amortizable Acquisition-Related Intangible Assets

Amortization of acquisition-related intangible assets aggregated $1.2 million and $48,000 for the years ended December 31, 2003 and 2002, respectively. The amortization of acquisition-related intangible assets in 2003 and 2002 included amortization associated with the Company's acquisition of Xemod Incorporated in September 2002.

The Company's acquisition-related intangible assets at December 31, 2003 and December 31, 2002 were as follows:

($ in thousands)

As of December 31, 2003	Gross Carrying Amount	Accumulated Amortization	Net
Amortizable acquisition-related intangible assets:			
Patented core technology	$ 700	$ 208	$ 492
Internal-use software	70	29	41
Developed product technology	4,840	599	4,241
Customer relationship	870	218	652
Committed customer backlog	310	207	103
	$6,790	$1,261	$5,529

As of December 31, 2002	Gross Carrying Amount	Accumulated Amortization	Net
Amortizable acquisition-related intangible assets:			
Patented core technology	$ 700	$ 42	$ 658
Internal-use software	70	6	64
	$ 770	$ 48	$ 722

As of December 31, 2003, the Company's estimated amortization expense of acquisition-related intangible assets over the next five years is as follows (in thousands):

2004	$1,518
2005	1,393
2006	999
2007	922
2008	697
Total estimated amortization expense	$5,529

Pro Forma Results

The following unaudited pro forma financial information presents the combined results of operations of the Company and Vari-L and Xemod as if the acquisitions had occurred on January 1, 2002. Adjustments of $512,000 and

$1.7 million have been made to the combined results of operations for years ended December 31, 2003 and 2002, respectively, reflecting amortization of acquisition-related intangible assets, as if the acquisitions had occurred on January 1, 2002. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of the Company that would have been reported had the acquisitions been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of the Company.

(in thousands, except per share data)

Years Ended December 31,	2003	2002
	unaudited	
Net revenues	$44,130	$ 40,638
Loss before extraordinary item and cumulative effect of change in accounting principle	$ (9,288)	$(25,567)
Net loss	$ (9,288)	$(25,567)
Basic net loss per share:		
Loss before extraordinary item and cumulative effect of change in accounting principle	$ (0.28)	$ (0.77)
Net loss	$ (0.28)	$ (0.77)

The unaudited pro forma information above includes the effects of the acquisition of Xemod by Sirenza for the year ended December 31, 2002, as if the acquisition occurred on January 1, 2002. Excluding the pro forma effects of the acquisition of Xemod by Sirenza, pro forma net revenues would have totaled $39.1 million, pro forma net loss would have totaled $21.8 million and pro forma basic net loss per share would have totaled $0.66, respectively, for the year ended December 31, 2002.

The unaudited pro forma financial information above includes the following material, unusual, infrequent or non-recurring charges: relocation costs to move Sirenza personnel and its manufacturing operations to Broomfield, Colorado of $1.1 million in the year ended December 31, 2003, Sirenza restructuring charges of $434,000 and $279,000 in years ended December 31, 2003 and 2002, respectively, Vari-L expenses related to workforce reductions of $566,000 and $828,000 in the years ended December 31, 2003 and 2002, respectively, Vari-L expenses relating to accounting restatements and related legal matters, net of recoveries, of $45,000 and $1.8 million in the years ended December 31, 2003 and 2002, respectively, Vari-L proceeds from the sale of life insurance contracts of $368,000 in the year ended December 31, 2003, Xemod acquired in-process research and development charges of $2.2 million in the year ended December 31, 2002 and impairment charges related to Sirenza's investment in GCS of $2.9 million in the year ended December 31, 2002.

3. GOODWILL

The changes in the carrying amount of goodwill during the year ended December 31, 2003 are as follows:

(in thousands)

	Amplifier Division	Signal Source Division	Total
Balance as of January 1, 2003	$737	$ —	$ 737
Goodwill acquired during the period	—	3,511	3,511
Adjustments to goodwill	(29)	—	(29)
Balance as of December 31, 2003	$708	$3,511	$4,219

4. INVESTMENT IN GCS

In the first quarter of 2002, the Company converted an outstanding loan receivable of approximately $1.4 million and invested cash of approximately $6.1 million in Global Communication Semiconductors, Inc. (GCS), a privately held semiconductor foundry, in exchange for 12.5 million shares of GCS Series D-1 preferred stock valued at $0.60 per share. In connection with the investment, the Company's President and CEO joined GCS' seven-member board of directors.

The Company accounts for its investment in GCS under the cost method of accounting and has classified the investment as a non-current asset on its consolidated balance sheet.

On a quarterly basis, the Company evaluates its investment in GCS to determine if an other than temporary decline in value has occurred. Factors that may cause an other than temporary decline in the value of the Company's investment in GCS would include, but not be limited to, a degradation of the general business environment in which GCS operates, the failure of GCS to achieve certain performance milestones, a series of operating losses in excess of GCS' business plan at the time of our investment, the inability of GCS to continue as a going concern or a reduced valuation as determined by a new financing event. There is no public market for securities of GCS, and the factors mentioned above may require management to make significant judgments about the fair value of the GCS securities.

In the fourth quarter of 2002, the Company determined that an other than temporary decline in value of its investment had occurred. Accordingly, the Company recorded a charge of $2.9 million to reduce the carrying value of its investment to its estimated fair value. The fair value has been estimated by management and may not be reflective of the value in a third-party financing event.

The realizability of the balance of the Company's investment in GCS is ultimately dependent on the Company's ability to sell its GCS shares, for which there is currently no public market and may be dependent on market conditions surrounding the wireless communications industry and the related semiconductor foundry industry, as well as, public markets receptivity to liquidity events such as initial public offerings or merger and acquisition activities. Even if the Company is able to sell its GCS shares, the sale price may be less than carrying value of the investment, which could have a material adverse effect on the Company's consolidated results of operations.

The Company purchased materials used in production and research and development from GCS in 2003 and 2002. Sirenza purchased $374,000 and $732,000 of materials from GCS in 2003 and 2002, respectively.

5. RESTRICTED CASH

The Company entered into a facility lease in Broomfield, Colorado in 2003 that required the Company to maintain a $1.0 million unconditional, clean, irrevocable letter of credit as a security deposit for the facility lease. On the second anniversary of the commencement date of the lease (June 1, 2004), and in each succeeding anniversary, provided that no event of default exists, the letter of credit may be reduced by $200,000. The letter of credit is included on the consolidated balance sheet as "Vari-L acquisition costs and other assets."

6. CAPITAL LEASE OBLIGATIONS

The Company leases certain equipment under noncancelable lease agreements that are accounted for as capital leases. Equipment under capital lease arrangements and included in property and equipment aggregated approximately $730,000 and $1.3 million at December 31, 2003 and 2002, respectively. Related accumulated depreciation was approximately $400,000 and $828,000 at December 31, 2003 and 2002, respectively. Depreciation expense related to assets under capital leases is included in depreciation expense. In addition, the capital leases are generally secured by the related equipment and the Company is required to maintain liability and property damage insurance.

Future minimum lease payments under noncancelable capital leases at December 31, 2003 are as follows (in thousands):

2004	$ 79
2005	59
Total minimum lease payments	138
Less amounts representing interest	17
Present value of minimum lease payments	121
Less current portion	65
Long-term portion	$ 56

7. COMMITMENTS

The Company leases its facilities under operating lease agreements, which expire at various dates through 2008. Future minimum lease payments under these leases as of December 31, 2003 are as follows (in thousands):

2004	$1,468
2005	1,324
2006	943
2007	603
2008	209
Total minimum lease payments	$4,547

Rent expense under the operating leases was $1.3 million, $736,000 and $1.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Unconditional Purchase Obligations

The Company has unconditional purchase obligations to certain suppliers that supply the Company's wafer requirements. Because the products the Company purchases are unique to it, its agreements with these suppliers prohibit cancellation subsequent to the production release of the products in its suppliers manufacturing facilities, regardless of whether the Company's customers cancel orders. At December 31, 2003, the Company had approximately $454,000 of unconditional purchase obligations.

8. CONTINGENCIES

In November 2001, the Company, various of its officers and certain underwriters of the Company's initial public offering of securities were named in a purported class action lawsuit filed in the United States District Court for the Southern District of New York. The suit, In re Sirenza Microdevices, Inc. Initial Public Offering Securities Litigation, Case No. 01-CV-10596, alleges improper and undisclosed activities related to the allocation of shares in the Company's initial public offering, including obtaining commitments from investors to purchase shares in the aftermarket at pre-arranged prices. Similar lawsuits concerning more than 300 other companies' initial public offerings were filed during 2001, and this lawsuit is being coordinated with those actions (the "coordinated litigation"). Plaintiffs filed an amended complaint on or about April 19, 2002, bringing claims for violation of several provisions of the federal securities laws and seeking an unspecified amount of damages. On or about July 1, 2002, an omnibus motion to dismiss was filed in the coordinated litigation on behalf of the issuer defendants, of which the Company and its named officers and directors are a part, on common pleadings issues. On October 8, 2002, pursuant to stipulation by the parties, the court dismissed the officer and director defendants from the action without prejudice. On February 19, 2003, the court granted in part and denied in part a motion to dismiss filed on behalf of defendants, including the Company. The court's order dismissed all claims against the Company except for a claim brought under Section 11 of the Securities Act of 1933.

A proposal has been made for the settlement and release of claims against the issuer defendants, including the Company, in exchange for a guaranteed recovery to be paid by the issuer defendants' insurance carriers and an assignment of certain claims. The settlement is subject to a number of conditions, including approval of the proposed settling parties and the court. If the settlement does not occur, and litigation against the Company continues, the Company believes it has meritorious defenses and intends to defend the case vigorously. In addition, the Company does not believe the ultimate outcome will have a material adverse impact on the Company's results of operations or financial condition.

On April 16, 2003, Scientific Components Corporation d/b/a Mini-Circuits Laboratory ("Mini-Circuits") filed a complaint against the Company in the United States District Court for the Eastern District of New York alleging, among other things, breach of warranty by the Company for alleged defects in certain goods sold to Mini-Circuits. Mini-Circuits seeks compensatory damages plus interest, costs and attorneys' fees. On July 30, 2003, the Company filed an answer to the complaint and asserted counterclaims against Mini-Circuits. Even though the Company believes Mini-Circuits' claims to be without merit and intends to defend the case and assert its claims vigorously, if the Company ultimately loses or settles the case, it may be liable for monetary damages and other costs of litigation. An estimate as to the possible loss or range of loss in the event of an unfavorable outcome cannot be made as of December 31, 2003. Even if the Company is entirely successful in the lawsuit, the Company may incur significant legal expenses and the Company's management may expend significant time in the defense.

On August 11, 2003, OneSource Financial Corp. filed a complaint against the Company and John and Susan Ocampo in the District Court for Travis County, Texas. The Company was served with the complaint on September 15, 2003 and filed its answer on October 16, 2003. The complaint alleges breach of contract by the Company and breach of guaranty by John and Susan Ocampo with respect to an equipment lease entered into in 1999. OneSource alleges that the terms of the lease provided for an automatic renewal of the lease upon expiration of the original term in April 2003 and seeks an additional twelve months of monthly rental payments on the equipment in addition to a fair market value buyout of the equipment, accrued interest, liquidated damages and attorneys' fees. The Company believes OneSource's claims for breach of contract to be without merit and intends to defend the case vigorously. However, if the Company ultimately loses or settles the case, it may be liable for the amounts claimed by OneSource and other costs of litigation. The Company has estimated the range of loss in the event of an unfavorable outcome of the matter of up to $400,000. Even if the Company is entirely successful in the lawsuit, the Company may incur significant legal expenses and the Company's management may expend significant time in the defense.

9. RESTRUCTURING ACTIVITIES

2003 Restructuring Activities

In connection with the acquisition of Vari-L, the resulting new strategic focus of Sirenza and a new management structure, the Company incurred a restructuring charge of approximately $1.0 million in the second quarter of 2003, primarily related to a workforce reduction and costs of exiting excess facilities. All excess facilities were exited prior to June 30, 2003. Management with the appropriate level of authority approved and committed the Company to a plan of employee termination and exiting of excess facilities, which included the benefits terminated employees would receive. In addition, the termination benefits were communicated to employees in detail sufficient to enable them to determine the nature and amounts of their individual severance benefits.

The $1.0 million restructuring charge consisted almost entirely of severance and fringe benefits. This charge is reflected on the Company's consolidated statement of operations for year ended December 31, 2003 as "Restructuring and special charges" and is net of a 2001 restructuring liability adjustment of $596,000 (see 2001 Restructuring Activities below).

The $1.0 million of severance and fringe benefits resulted from 50 employees that were terminated. All of these employees were terminated as of September 30, 2003. Of the 50 terminations, 22 were engaged in manufacturing activities, 12 were engaged in research and development activities, five were engaged in sales and marketing activities and 11 were engaged in general and administrative activities. In addition, of the 50 terminations, 41 were from sites located in the United States and nine were from the Company's Canadian design center. None of the employees terminated were required to render service until their respective dates of termination in order to receive their termination benefits.

The workforce reductions began in the second quarter of 2003 and were completed in the third quarter of 2003. Approximately $871,000 of the severance and fringe benefits was paid in 2003. The remaining $151,000 of cash expenditures related to the severance and fringe benefits was paid in the first quarter of 2004.

The following table summarizes the restructuring costs and activities of the Company's 2003 restructuring through December 31, 2003 (in thousands):

	Amount Charged to Restructuring	Cash Payments	Accrued Restructuring Balance at December 31, 2003
Worldwide workforce reduction	$1,022	$(871)	$151
Lease commitments	8	(2)	6
	$1,030	$(873)	$157

The remaining cash expenditures related to the noncancelable lease commitments are expected to be paid over the respective lease term through 2004.

Acquisition-Related Restructuring Costs Capitalized in Fiscal 2002 as a Cost of Acquisition

During the third quarter of 2002, in connection with the acquisition of Xemod, the Company's management approved and initiated plans to restructure the operations of the Xemod organization. The Company recorded $393,000 to eliminate certain duplicative facilities and for employee termination costs. These costs were recognized as a liability assumed in the purchase business combination and included in the allocation of the cost to acquire Xemod and, accordingly, have been included as an increase to goodwill.

Of the restructuring cost, $28,000 related to severance, resulting from the termination of one employee located in the United States and engaged in general and administrative activities. The employee was terminated in the third quarter of 2002.

Of the restructuring cost, $365,000 related to costs of exiting duplicative facilities related to noncancelable lease costs. The Company estimated the cost of duplicative facilities based on the contractual terms of its noncancelable lease agreement. Given the current and expected real estate market conditions, the Company assumed that the exited facility would not be subleased.

In February 2003, the Company began subleasing the duplicative facility. The Company expects to receive a total of $122,000 over the remaining term of the lease, which expires in February 2005, from its sublessee. Accordingly, the Company reduced its accrued restructuring liability and goodwill by this amount as of December 31, 2002. Any further changes to the estimates of costs associated with executing the currently approved plans of restructuring for the Xemod organization will be recorded as an increase or decrease to income.

The following table summarizes the activity related to the Company's acquisition-related accrued restructuring balance during the year ended December 31, 2003 (in thousands):

	Accrued Restructuring Balance at December 31, 2002	Cash Payments	Accrued Restructuring Balance at December 31, 2003
Duplicative facilities	$204	$(94)	$110
	$204	$(94)	$110

The following table summarizes the Company's acquisition-related restructuring costs and activities through December 31, 2003 (in thousands):

	Amount Charged to Goodwill	Cash Payments	Non-Cash Charges	Accrued Restructuring Balance at December 31, 2003
Severance	$ 28	$ (28)	$ —	$ —
Duplicative facilities	365	(133)	(122)	110
	$393	$(161)	$(122)	$110

The cash expenditures relating to the duplicative facility lease commitments are expected to be paid over the term of the lease through 2005.

2002 Restructuring Activities

As a result of the continued softness in the wireless telecommunications industry, the Company revised its cost structure in the fourth quarter of 2002 and incurred a restructuring charge of $391,000 related to a workforce reduction and exiting excess facilities. Management with the appropriate level of authority approved and committed the Company to a plan of employee termination and consolidation of excess facilities, which included the benefits terminated employees would receive. In addition, the termination benefits were communicated to employees in detail sufficient to enable them to determine the nature and amounts of their individual severance benefits.

Of the restructuring cost, $120,000 related to severance and fringe benefits resulting from the termination of nine employees. Of the nine terminations, seven were engaged in research and development activities and two were engaged in sales and marketing activities. All of the terminated employees were from the United States. The workforce reductions began and were concluded in the fourth quarter of 2002 with all of the severance and fringe benefits paid in the fourth quarter of 2002.

Of the restructuring cost, $271,000 related to costs of exiting excess facilities primarily related to noncancelable lease costs. The Company estimated the cost for excess facilities based on the contractual terms of its noncancelable lease agreements. Given the then current and expected real estate market conditions, the Company assumed none of the excess facilities would be subleased. To date, none of the facilities have been subleased.

The following table summarizes the activity related to the Company's 2002 accrued restructuring balance during the year ended December 31, 2003 (in thousands):

	Accrued Restructuring Balance at December 31, 2002	Cash Payments	Accrued Restructuring Balance at December 31, 2003
Lease commitments	$271	$(91)	$180
	$271	$(91)	$180

The following table summarizes the Company's 2002 restructuring costs and activities through December 31, 2003 (in thousands):

	Amount Charged to Restructuring	Cash Payments	Accrued Restructuring Balance at December 31, 2003
Severance	$120	$(120)	$ —
Lease commitments	271	(91)	180
	$391	$(211)	$180

The remaining cash expenditures related to the noncancelable lease commitments are expected to be paid over the respective lease terms through 2005.

2001 Restructuring Activities

In 2001, companies throughout the worldwide telecommunication industry announced slowdowns or delays in the build out of new wireless and wireline infrastructure. This resulted in lower equipment production volumes by the Company's customers and efforts to lower their component inventory levels. These actions by the Company's customers resulted in a slowdown in shipments and a reduction in visibility regarding future sales and caused the Company to revise its cost structure given the then revised revenue levels. As a result, in the fourth quarter of 2001, the Company incurred a restructuring charge of $2.7 million related to a worldwide workforce reduction and consolidation of excess facilities. Management with the appropriate level of authority approved and committed the Company to a plan of termination and consolidation of excess facilities, which included the benefits terminated employees would receive. In addition, the termination benefits were communicated to employees in detail sufficient to enable them to determine the nature and amounts of their individual severance benefits.

Of the restructuring cost, $481,000 related to severance and fringe benefits resulting from the termination of 27 employees. Of the 27 terminations, 12 were engaged in manufacturing activities, seven were engaged in research and development activities, five were engaged in sales and marketing activities and three were engaged in general and administrative activities. In addition, of the 27 terminations, 23 were from sites located in the United States, three were from the Company's Canadian design center and one was from the Company's European sales office. The workforce reductions began and were concluded in the fourth quarter of 2001 with substantially all of the severance and fringe benefits paid in the fourth quarter of 2001.

Of the restructuring cost, $2.2 million related to costs of exiting excess facilities primarily related to noncancelable lease costs. The Company estimated the cost for excess facilities based on the contractual terms of its noncancelable lease agreements. Given the then current and expected real estate market conditions, the Company assumed none of the excess facilities would be subleased. To date, none of the facilities have been subleased.

At each balance sheet date, the Company evaluates its restructuring accrual for appropriateness. In the third quarter of 2002, the Company determined that $112,000 of its 2001 restructuring liability accrual was no longer appropriate as of September 30, 2002 and adjusted its restructuring liability accordingly. Of the $112,000 restructuring liability adjustment, $95,000 related to a noncancelable operating lease that the Company determined would not be abandoned. The remaining $17,000 related to termination benefits that were never redeemed by terminated employees. The $112,000 restructuring liability adjustment was recorded through the same statement of operations line item that was used when the liability was initially recorded, or "Restructuring."

In addition, in the second quarter of 2003, the Company reoccupied one of its excess facilities as a result of the acquisition of Vari-L and relocation of its Sunnyvale, CA manufacturing facility to Broomfield, CO, and determined that $596,000 of its 2001 restructuring liability accrual was no longer necessary as of June 30, 2003. As a result, the Company adjusted its restructuring liability accordingly. The $596,000 restructuring liability adjustment was recorded through the same statement of operations line item that was used when the liability was initially recorded, or "Restructuring."

The following table summarizes the activity related to the Company's 2001 accrued restructuring balance during the year ended December 31, 2003 (in thousands):

	Accrued Restructuring Balance at December 31, 2002	Cash Payments	Non-Cash Charges	Accrued Restructuring Balance at December 31, 2003
Lease commitments	$1,378	$(342)	$(596)	$440
	$1,378	$(342)	$(596)	$440

The following table summarizes the Company's 2001 restructuring costs and activities through December 31, 2003 (in thousands):

	Amount Charged to Restructuring	Cash Payments	Non-Cash Charges	Accrued Restructuring Balance at December 31, 2003
Worldwide workforce reduction	$ 481	$ (464)	$ (17)	$ —
Lease commitments	2,189	(1,058)	(691)	440
	$2,670	$(1,522)	$(708)	$440

The remaining cash expenditures related to the noncancelable lease commitments are expected to be paid over the respective lease terms through 2006.

10. STOCKHOLDERS' EQUITY

Preferred Stock

Upon the completion of the Company's initial public offering in May 2000, the Company's Certificate of Incorporation was amended to authorize 5,000,000 shares of $0.001 par value preferred stock. The Company's Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of the shares and may determine the rights, preferences, and terms of the Company's preferred stock.

Common Stock

Upon the completion of the Company's initial public offering in May 2000, the Company's Certificate of Incorporation was amended to authorize 200,000,000 shares of $0.001 par value common stock. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends from legally available assets of the Company when and if declared by the Board of Directors.

Treasury Stock

In the third quarter of 2002, the Company's board of directors authorized the repurchase of up to $4.0 million of the Company's common stock from time to time based on the price per share of its common stock and general market conditions. Purchases may be made at management's discretion in the open market or in private transactions at negotiated prices. In the third quarter of 2002, the Company repurchased 100,000 shares of its common stock for an aggregate price of $165,000.

Stock Option Plan

In January 1998, the Company established the 1998 Stock Plan (the 1998 Plan) under which stock options may be granted to employees, directors and consultants of the Company and authorized 4,000,000 shares of common stock for issuance thereunder. In 1999, the Board of Directors approved increases in the number of shares authorized for issuance under the 1998 Plan to 5,994,691. In 2000, the Company's Board of Directors and Stockholders approved an increase in the number of shares authorized for issuance under the 1998 Plan to 7,194,691. In addition, in 2000, the Board of Directors approved an amendment and restatement of the 1998 Plan to, among other things, provide for automatic increases on the first day of each of the Company's fiscal years beginning January 1, 2001, equal to the lesser of 1,500,000 shares, 3% of the outstanding shares on such date, or a lesser amount determined by the Board of Directors. Consequently, 900,198, 891,823 and 816,142 shares were authorized for issuance under the 1998 Plan in 2003, 2002 and 2001, respectively, representing 3% of the outstanding shares on January 1, 2003, 2002 and 2001, respectively. The shares may be authorized, but unissued, or reacquired common stock.

Under the 1998 Plan, nonstatutory stock options may be granted to employees, directors and consultants, and incentive stock options (ISO) may be granted only to employees. In the case of an ISO that is granted to an employee who, at the time of the grant of such option, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, the per share exercise price shall not be less than 110% of the fair market value per share on the date of grant. For ISO's granted to any other employee, the per share exercise price shall not be less than 100% of the fair value per share on the date of grant. The exercise price for nonqualified options may not be less than 85% of the fair value of common stock at the option grant date. Options generally expire after ten years. Vesting and exercise provisions are determined by the Board of Directors. Options generally vest over 4 years, 25% after the first year and ratably each month over the remaining 36 months.

Rights to purchase stock may also be granted under the 1998 Plan with terms, conditions, and restrictions determined by the Board of Directors.

The following is a summary of option activity for the 1998 Plan:

		Outstanding Stock Options		
	Shares Available	Number of Shares	Price Per Share	Weighted Average Exercise Price
Balance at December 31, 2000	482,952	5,482,969	$0.92–$47.44	$ 6.27
Authorized	816,142	—	$ —	$ —
Granted	(1,179,050)	1,179,050	$5.09–$38.00	$10.38
Exercised	—	(2,409,925)	$0.92–$ 8.00	$ 1.17
Canceled	500,490	(500,490)	$0.92–$47.44	$15.65
Balance at December 31, 2001	620,534	3,751,604	$0.92–$47.44	$ 9.58
Authorized	891,823	—	$ —	$ —
Granted	(1,262,500)	1,262,500	$1.15–$ 5.85	$ 3.16
Exercised	—	(109,380)	$0.92–$ 1.50	$ 1.27
Canceled	2,612,385	(2,612,385)	$0.92–$47.44	$13.10
Balance at December 31, 2002	2,862,242	2,292,339	$0.92–$29.88	$ 2.43
Authorized	900,198	—	$ —	$ —
Granted	(3,986,416)	3,986,416	$1.34–$ 4.98	$ 1.67
Exercised	—	(433,988)	$0.92–$ 4.79	$ 1.34
Canceled	879,596	(879,596)	$0.92–$29.88	$ 2.46
Balance at December 31, 2003	655,620	4,965,171	$0.92–$17.75	$ 1.91

In addition, the following table summarizes information about stock options that were outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.92–$ 1.15	157,215	5.63	$0.98	129,715	$0.94
$1.34	1,852,098	9.22	$1.34	533,065	$1.34
$1.39–$ 1.50	704,916	5.83	$1.50	687,416	$1.50
$1.58	1,010,000	9.35	$1.58	0	$1.58
$1.60–$ 4.13	837,127	8.46	$2.21	254,790	$2.75
$4.30–$17.75	403,815	8.68	$5.82	120,558	$7.28
$0.92–$17.75	4,965,171	8.48	$1.91	1,725,544	$2.00

Employee Stock Purchase Plan

In February 2000, the Company's Board of Directors and Stockholders approved and established the 2000 Employee Stock Purchase Plan (the Employee Stock Purchase Plan) reserving a total of 300,000 shares of common stock for issuance. The Employee Stock Purchase Plan provides for an automatic annual increase on the first day of each of the Company's fiscal years beginning January 1, 2001 equal to the lesser of 350,000 shares, 1% of the outstanding Common Stock on that date, or a lesser amount as determined by the Board. Consequently, 300,066, 297,274 and 272,047 shares were authorized for issuance under the Employee Stock Purchase Plan in 2003, 2002 and 2001, respectively, representing 1% of the outstanding shares on January 1, 2003, 2002 and 2001, respectively. Under the Employee Stock Purchase Plan, eligible employees may purchase shares of the Company's common stock at 85% of fair market value at specific, predetermined dates. Employees purchased 414,949 and 269,802 shares for approximately $530,000 and $526,000 in 2003 and 2002, respectively.

Shares of common stock reserved for future issuance are as follows:

December 31,	2003	2002
1998 Stock Plan	5,620,791	5,154,581
2000 Employee Stock Purchase Plan	331,220	446,103
	5,952,011	5,600,684

Stock-Based Compensation

The Company applies APB Opinion No. 25, as amended by FIN 44, in accounting for stock-based awards to employees and directors. Under APB Opinion No. 25, as amended by FIN 44, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income (loss) and net income (loss) per share is required under SFAS 123 and is calculated as if the Company had accounted for its employee and director stock options (including shares issued under the Employee Stock Purchase Plan) granted during the years ended December 31, 2003, 2002 and 2001 under the fair value method of SFAS 123. The fair value of options granted in 2003 and 2002 has been estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

Employee Stock Options	2003	2002
Expected life (in years)	4.78	4.88
Risk-free interest rate	3.0%	3.8%
Volatility	1.32	1.38
Dividend yield	0%	0%

Employee Stock Purchase Plan Shares	2003	2002
Expected life (in years)	0.5	0.5
Risk-free interest rate	1.07%	1.72%
Volatility	1.07	1.13
Dividend yield	0%	0%

As discussed above, the valuation models used under SFAS 123 were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, valuation models require the input of highly subjective assumptions, including the expected life of the option and stock price volatility. Because the Company's options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of employee and director options granted during 2003, 2002 and 2001 was $1.87, $2.87 and $10.14 per share, respectively. The weighted average estimated fair value of shares granted under the Employee Stock Purchase Plan during 2003, 2002 and 2001 was $0.98, $1.08 and $4.50, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost for the Company's stock-based compensation plan been determined consistent with fair value method of SFAS 123, the Company's net loss applicable to common stockholders and net loss per share applicable to common stockholders would have been adjusted to the pro forma amounts indicated below:

(in thousands, except per share data)

Years Ended December 31,	2003	2002	2001
Net loss:			
As reported	$ (6,178)	$(10,564)	$(19,586)
Pro forma	$(11,189)	$(17,269)	$(26,608)
Basic and diluted net loss per share:			
As reported	$ (0.19)	$ (0.35)	$ (0.67)
Pro forma	$ (0.35)	$ (0.58)	$ (0.91)

The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years.

Option Exchange Program

In the third quarter of 2002, the Company's board of directors approved a voluntary stock option exchange program whereby, the Company offered employees and directors of the Company the opportunity to exchange unexercised options for new options covering the same number of shares on a one-for-one basis. The Company then canceled all the unexercised options tendered by employees and directors.

Under the terms of the program, employees and directors who tendered any of their options were required to tender all options granted to them during the six-month period prior to the commencement date of the offer. The new options under the program were granted in excess of six months following the closing date of the offering period, (the date of legal cancellation of the tendered options), with an exercise price per share equal to $1.34, the fair market value of the Company's common stock at that time. From the date of legal cancellation of the options under the offer to the date of grant on March 21, 2003, the Company did not grant any new options at an exercise price less than that of the cancelled options to any employees who tendered their options.

Additionally, the Company did not agree to compensate any employee or director for any increases in the market value of the Company's common stock during the six-month and one day period, nor were there any provisions in the offer that allowed for reinstatement of the cancelled award or an acceleration of the grant of the new award during the six-month and one day period.

The Company has concluded there is no accounting consequence, other than accelerating amortization of deferred stock compensation, to its offer to cancel and then grant new options under the terms of the program described above.

On September 19, 2002, the Company canceled options to purchase 2,416,416 shares of the Company's common stock. In exchange for those options canceled, the Company granted new options to purchase an aggregate of 2,294,226 shares of the Company's common stock on March 21, 2003. In connection with the option exchange program, the Company incurred accelerated amortization of deferred stock compensation of approximately $74,000 in the third quarter of 2002.

Deferred Stock Compensation

In connection with the grant of stock options to employees prior to the Company's initial public offering, the Company recorded deferred stock compensation within stockholders' equity of approximately $681,000 in 2000 and $4.5 million in 1999, representing the difference between the deemed fair value of the common stock for accounting purposes and the exercise price of these options at the date of grant. During the years ended December 31, 2003, 2002 and 2001, the Company amortized $631,000, $1.0 million and $1.4 million, respectively, of this deferred stock compensation. Included in the $1.0 million of amortization of deferred stock compensation for 2002 is the $74,000 of accelerated amortization charges related to the Company's voluntary stock option exchange described above. The Company will amortize the remaining deferred stock compensation over the vesting period of the related options, generally four years. The amount of deferred stock compensation expense to be recorded in future periods was reduced by $138,000 in the second quarter of 2003 and by $434,000 in 2001 as a result of options for which accrued but unvested compensation had been recorded was forfeited. The amount of deferred stock compensation expense to be recorded in future periods could decrease again if additional options for which accrued but unvested compensation has been recorded are forfeited.

11. EMPLOYEE BENEFIT PLANS

In October of 1999, the Company adopted a 401(k) and profit sharing plan (the Plan) that allows eligible employees to contribute up to 15% of their salary, subject to annual limits. Under the Plan, eligible employees may defer a portion of their pretax salaries but not more than statutory limits. The Company shall make matching non-discretionary contributions to the Plan of up to $2,500 per year for each plan participant. In addition, the Company may make discretionary contributions to the Plan as determined by the Board of Directors.

Contributions to the Plan during the year ended December 31, 2003, 2002 and 2001 were approximately $240,000, $160,000 and $147,000, respectively.

12. INCOME TAXES

The Company's provision for (benefit from) income taxes for the years ended December 31, 2003, 2002 and 2001 are summarized as follows:

(in thousands)

December 31,	2003	2002	2001
Current:			
Federal	$ —	$—	$ —
State	—	—	—
Foreign	(125)	59	59
	(125)	59	59
Deferred:			
Federal	—	—	1,968
State	—	—	309
Foreign	—	—	—
	—	—	2,277
Provision for (benefit from) income taxes	$(125)	$59	$2,336

Income (loss) before income taxes consisted of the following:

(in thousands)

December 31,	2003	2002	2001
Domestic	$(6,672)	$(10,921)	$(17,425)
Foreign	369	416	175
	$(6,303)	$(10,505)	$(17,250)

A reconciliation of taxes computed at the federal statutory income tax rate to the provision (benefit) for (from) income taxes is as follows:

(in thousands)

December 31,	2003	2002	2001
Provision (benefit) computed at federal statutory rate	$(2,206)	$(3,677)	$(6,038)
State income taxes, net	—	—	309
Foreign taxes	(125)	59	59
Impairment of investment in GCS	—	1,015	—
In-process research and development	—	770	—
Valuation allowance	1,969	1,690	7,470
Amortization of deferred stock compensation	221	355	489
Other	16	(153)	47
	$ (125)	$ 59	$ 2,336

Deferred income taxes reflect the tax effects of temporary differences between the value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities consist of the following:

(in thousands)

December 31,	2003	2002
Deferred tax assets:		
Net operating loss carryforwards	$ 27,457	$ 23,588
Accruals and reserves	3,846	4,169
Deferred margin on distributor inventory	425	1,625
Tax credits	2,932	1,665
Capitalization of R&D expenses	5,553	5,416
Other	1,509	493
Total deferred tax assets	41,722	36,956
Valuation allowance	(41,283)	(36,392)
Gross deferred tax assets	439	564
Deferred tax liability:		
Acquisition-related items	(217)	(295)
Tax over book depreciation	(222)	(269)
Total deferred tax liabilities	(439)	(564)
Net deferred tax assets (liabilities)	$ —	$ —

During the fourth quarter of fiscal 2003, the Canadian tax authorities closed out their audit of the Company's 2001 income tax returns. As a result of the closing of the income tax audit and the evaluation by management of future Canadian income tax reserve requirements, the Company reduced previously accrued Canadian income taxes and recorded a foreign income tax benefit of $139,000.

As of December 31, 2003, the Company had deferred tax assets of approximately $41.7 million. The Company has recorded a valuation allowance equal to the excess of the deferred tax assets over the deferred tax liabilities as management was unable to determine that it is more likely than not that the deferred tax asset will be realized. The valuation allowance increased by approximately $4.9 million, $12.3 million and $19.4 million in 2003, 2002 and 2001, respectively. Approximately, $12.5 million of the valuation allowance is attributable to acquisition-related items that if and when realized in future periods, will first reduce the carrying value of goodwill, then other long-lived intangible assets of the Company's acquired subsidiary and then income tax expense. Approximately, $14.4 million of the Company's valuation allowance is attributable to stock option deductions, the benefit of which will be credited to additional paid-in capital when and if realized.

As of December 31, 2003, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $74.4 million and $23.4 million, respectively. The Company also had federal and state research and development tax credit carryforwards of approximately $1.4 million and $1.1 million, respectively. The federal and state net operating loss carryforwards will expire at various times beginning in 2020 and 2010, respectively, if not utilized. The tax credit carryforwards will expire at various times beginning in 2009 if not utilized.

As of December 31, 2003, the Company had Canadian investment tax credit carryforward of approximately $832,000. The investment tax credits will expire beginning in 2010 if not utilized. The Company also had Canadian federal and provincial net operating loss carryforwards of approximately $81,000 and $416,000, respectively. The Canadian federal and provincial net operating losses carryforward indefinitely.

Utilization of the Company's federal and state net operating loss carryforwards and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended.

13. RELATED PARTY TRANSACTIONS

The Company purchased assembly services from a packaging subcontractor and supplier of contract manufacturing services located in the Philippines (the Supplier). The Supplier's principal stockholder is a cousin of the Company's chairman of the board. Effective in April of 2003, the Company ceased purchasing assembly services from the Supplier.

Purchases from the Supplier totaled $104,000, $339,000 and $574,000 for the years ended December 31, 2003, 2002 and 2001, respectively. At December 31, 2003, amounts owed to this Supplier by the Company totaled $247,000.

14. SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

From 2000 to 2001, the Company operated under two business segments organized around channels to market: the Standard Products segment and the Wireless Infrastructure Products segment. At the beginning of 2002, in response to the changes in the market place, the Company reorganized to focus on end markets. As a result of this reorganization, the Company operated in three business segments: the Wireless Applications business area, the Wireline Applications business area and the Terminals business area. As a result of the acquisition of Xemod, the Company added one additional segment, the Integrated Power Products business area. With the acquisition of Vari-L, the Company reorganized along product type. The Company now operates in two business segments. First is the Amplifier Division. This business segment consists of our amplifier, power amplifier, power module and discrete product lines. Second is the Signal Source Division. This business segment consists of our signal processing and aerospace and defense product lines. The Company's reportable segments are organized as separate functional units with separate management teams and separate performance assessment.

The accounting policies of each segment are the same as those described in Note 1: Organization and Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements. There are no intersegment sales. Non-segment items include certain corporate manufacturing expenses, advanced research and development expenses, certain sales expenses, certain general and administrative expenses, amortization of deferred stock compensation, amortization of acquisition-related intangible assets, acquired in-process research and development charges, restructuring and special charges, interest income and other, net, interest expense, and the provision for (benefit from) income taxes, as the aforementioned items are not allocated for purposes of the CODM's reportable segment review. Assets and liabilities are not discretely reviewed by the CODM. The Company's chief operating decision maker (CODM), who is the Chief Executive Officer of the Company, evaluates performance and allocates resources based on segment reporting operating income (loss).

(in thousands)

	Amplifier Division	Signal Source Division	Total Segments	Non-Segment Items	Total Company
For the year ended December 31, 2003					
Net revenues from external customers	$ 23,735	$14,775	$ 38,510	$ —	$ 38,510
Operating income (loss)	$ 1,128	$ 1,584	$ 2,712	$(9,398)	$ (6,686)
For the year ended December 31, 2002					
Net revenues from external customers	$ 20,658	$ 52	$ 20,710	$ —	$ 20,710
Operating income (loss)	$ (4,992)	$ 36	$ (4,956)	$(6,442)	$(11,398)
For the year ended December 31, 2001					
Net revenues from external customers	$ 19,793	$ 28	$ 19,821	$ —	$ 19,821
Operating income (loss)	$(16,655)	$ 21	$(16,634)	$(4,068)	$(20,702)

The segment information above has been restated to reflect the change in the number of the Company's segments from four to two in the second quarter of 2003. As noted above, the Signal Source Division was established as a result of the acquisition of Vari-L and primarily includes the revenues and operating income (loss) attributable to Vari-L and only a small portion of the revenues and operating income (loss) that was previously included in the Company's other segments.

The following is a summary of geographical information (in thousands):

December 31,	2003	2002	2001
Net revenues from external customers:			
United States	$15,352	$11,882	$14,906
Foreign countries	23,158	8,828	4,915
	$38,510	$20,710	$19,821
Long-lived assets:			
United States	$ 9,870	$ 6,150	$ 6,385
Foreign countries	4	793	1,100
	$ 9,874	$ 6,943	$ 7,485

In 2003, sales to customers located in China represented approximately 16% of the Company's net revenues. In 2002, sales to customers located in Sweden represented approximately 15% of the Company's net revenues. In 2001, sales to customers located in the United Kingdom represented approximately 10% of the Company's net revenues.

All of the Company's long-lived assets outside of the United States at December 31, 2003 reside in the United Kingdom. Substantially all of the Company's long-lived assets outside of the United States at December 31, 2002 and 2001 reside in Canada.

Two of the Company's customers Avnet Electronics Marketing (Avnet) and Acal, plc (Acal) accounted for approximately 16% and 12% of net revenues, respectively, for the year ended December 31, 2003. Three of the Company's customers Richardson Electronics Laboratories, Avnet and Ericsson accounted for approximately 37%, 16% and 13% of net revenues, respectively, for the year ended December 31, 2002. Four of the Company's customers, Richardson Electronics Laboratories, Mini-Circuits Laboratories, Avnet Electronics Marketing and Pace Micro Technology, PLC accounted for 39%, 19%, 16% and 10% of net revenues, respectively, for the year ended December 31, 2001. No other customer accounted for more than 10% of net revenues during these periods.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

PRICE RANGE OF SIRENZA MICRODEVICES COMMON STOCK

Our common stock has been quoted on The Nasdaq National Market under the symbol "SMDI" since May 25, 2000. The following tables set forth, for the periods indicated, the range of high and low closing prices per share of the common stock as reported on The Nasdaq National Market:

2003	High	Low
First quarter	$2.05	$1.10
Second quarter	$2.34	$1.37
Third quarter	$5.12	$1.98
Fourth quarter	$5.95	$3.62

2002	High	Low
First quarter	$8.40	$3.81
Second quarter	$6.07	$2.02
Third quarter	$2.00	$1.15
Fourth quarter	$2.06	$1.25

HOLDERS OF RECORD

As of February 29, 2004, there were approximately 1,464 holders of record of our common stock.

DIVIDEND POLICY

We have not declared any dividends on our common stock during the last two years. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the board of directors and will depend upon our financial condition, operating results, capital requirements and other factors the board of directors deems relevant.

Corporate Headquarters
303 South Technology Court
Broomfield, CO 80021
Telephone: 303.327.3030
Website: www.sirenza.com

Annual Meeting
Wednesday, June 2, 2004
2:00 p.m.
Sirenza Corporate Headquarters

Stock Information
Sirenza Microdevices common stock is traded on The Nasdaq National Market under the symbol SMDI.

Transfer Agent
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
Telephone: 1.800.356.2017
Website: www.melloninvestor.com

Outside Legal Counsel
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

Independent Auditors
Ernst & Young LLP
370 17th Street
Denver, CO 80202

Form 10-K
A copy of our Form 10-K, filed with the Securities and Exchange Commission, will be furnished without charge upon written request to:

Sirenza Microdevices, Inc.
Investor Relations
303 South Technology Court
Broomfield, CO 80021

For More Information
Contact: Investor Relations
Telephone: 303.327.3192
Email: ir@sirenza.com